December 11, 2014
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003

Dear Mr. Gilmore:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2014, filed May 14, 2014 (the “Form 10-K”), as contained in the letter, dated November 12, 2014 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2014
Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 78

1.
We note your response to prior comment 1 regarding the online functionality and post-contract customer support (“PCS”) elements included in sales of Grand Theft Auto V and NBA 2K14. Please address the following with regard to your accounting for these titles, as well as other titles, including other franchises released during the periods presented:

•
To the extent you have applied ASC 985-605 to your software product arrangements, please explain how you have applied the guidance prescribed in ASC 985-605-25-71 for PCS and ASC 985-605-25-76 through 79 for services related to online functionality. In this regard, it appears that your ongoing performance obligations related to these elements are fulfilled over time, and it is not clear how you have concluded that delivery has occurred upon release of software product content. If you do not apply ASC 985-605 to these arrangements, explain why you believe the arrangements are not within the scope of this guidance; and

•
To the extent you have applied SAB Topic 13 to your software product arrangements, please explain how you have applied the guidance prescribed in SAB Topic 13.A.3.c with respect to your ongoing performance obligations. In this regard, clarify how you have concluded that undelivered services related to PCS and online functionality are considered inconsequential or perfunctory.

Response:
The Company acknowledges the Staff’s comment and respectfully submits that we have applied the guidance within ASC 985-605 when evaluating revenue recognition for Grand Theft Auto V and NBA 2K14 as well as all key titles released during the periods presented in our March 31, 2014 Form 10-K. As there is industry-specific guidance available for these arrangements, the Company does not apply the guidance in SAB Topic 13.
Our software product arrangements include the license of the game and limited postcontract customer support (“PCS”). For purposes of our arrangements, PCS includes: minor technical support and bug fixes, game progress saving, matchmaking, statistics tracking, score keeping, leaderboard tracking, and photo sharing. On a limited and infrequent basis, we may also elect to provide free unspecified content updates that are designed to be strictly cosmetic in nature and do not extend the life of or significantly improve the marketability of the original game through added functionality or enhanced performance.  A combination of these obligations are being offered in Grand Theft Auto V and NBA 2K14, as well as our other key titles released during the periods presented, which in fiscal year 2014 included Sid Meier’s Civilization V: Brave New World, The Bureau: XCOM Declassified and WWE 2K14.
As it relates to all of our aforementioned titles, we evaluate the expected significance of PCS at the time each game is released and subsequently monitor our initial assessments on an ongoing basis and consider any new facts or circumstances that may arise. The Company has applied the guidance prescribed in ASC 985-605-25-71 which allows PCS revenue to be recognized with the initial licensing fee on delivery of the software if certain criteria are met. The Company’s evaluation of those criteria is as follows:
a. The postcontract customer support fee is included with the initial licensing fee. The Company does not sell PCS as a separate service and does not plan to do so in the future and therefore, the fee is included with the initial retail price of the game.

b. The postcontract customer support included with the initial license is for one year or less. Although the Company does not specify a formal timeline for providing PCS, the life cycle of a title generally involves a relatively high level of sales during the first few months after introduction followed by a rapid decline in sales. Additionally, the costs associated with minor technical support and bug fixes are generally incurred within a very short time after a game is released given the peak in sales trends immediately following release and as failure to correct such issues would significantly limit our ability to sell the game. Also, certain of our 2K sports title franchises (WWE and NBA) have new releases each year and as such there is no significant PCS involvement for these franchises beyond one year.
While there is not an explicit time period stated over which the Company will provide the PCS services (e.g., matchmaking, statistics tracking, score keeping, etc.), as stated on the game packaging the Company stipulates that access to online features may not be available to all users and may upon 30 days’ notice be terminated, modified, or offered under different terms.  The Company may also impose limits on certain features and services or restrict players’ access to parts or all of the online services for any reason, without notice or liability as outlined in the online account terms and conditions.
c. The estimated cost of providing postcontract customer support during the arrangement is insignificant. The Company initially assesses and continuously monitors the PCS that it provides in connection with its games. During the periods presented total PCS costs have not exceeded 1% of net sales for all of our aforementioned releases. In addition, PCS costs are deemed to be insignificant on a per unit basis in relation to the retail selling price, gross profit and operating profit.  Our costs have not exceeded $0.50 on a per unit basis as compared to a game’s typical retail selling price of approximately $59.99.  As a result, the Company has concluded that such costs have been and continue to be insignificant.
d. Unspecified upgrades or enhancements offered during postcontract customer support arrangements historically have been and are expected to continue to be minimal and infrequent. The Company has occasionally provided certain free unspecified content updates to our games at no additional cost to the consumer on a when-and-if available basis. Such unspecified content updates were infrequent, were designed to be cosmetic and did not extend the life of or significantly improve the marketability of the original game through added functionality or enhanced performance.
As a result, the Company concluded that revenue deferral for PCS for titles released during the periods presented was not necessary based on its evaluation of ASC 985-605-25-71.
The Company also considered ASC 985-605-25-76 through 79 and concluded that it was not applicable as we do not provide training, installation or consulting services, or any other comparable services, for any of our games. That is, due to the nature of our involvement in the on-line functionality (such as servers dedicated to the automated provision of the matchmaking, statistics, score keeping, etc. and minor technical support and bug fixes) we have concluded that these services are more akin to PCS than the separate services contemplated in ASC 985-605-25-76. Therefore, as discussed above, we include those items in our assessment of PCS.
Further, as discussed in our response letter dated August 16, 2014, except for online functionality related to in-game purchases of virtual goods, game play functionality is hosted by Sony’s or Microsoft’s existing online environments and not the Company.  We do not provide, nor are we required to provide, on-going support to Sony or Microsoft.  Given the evolving nature of the gaming industry, we monitor the online service functionality prior to the release of each title and will continue to do so on an on-going basis.
Since we have applied the criteria set forth in ASC 985-605, the Company does not believe that SAB Topic 13A.3.c is applicable. Notwithstanding, we have considered SAB Topic 13A.3.c and have concluded that any PCS for our games is inconsequential or perfunctory as noted above and that our failure to complete any of these actions would not result in a customer being entitled to a refund or having the ability (or right) to reject the delivered products. The Company generally does not offer refunds or returns on this basis.

2.
With regard to sales of virtual goods subsequent to the release of your game titles, please tell us how you considered whether there is a correlation between your accounting model for such virtual goods and your accounting for the PCS and online functionality elements of the initial software product arrangements. Notwithstanding that sales of virtual goods are separate transactions apart from initial sales of software products, we note that you recognize revenue for virtual goods over the expected life of the game.

Response:
The Company believes there is a distinct difference between the accounting model for virtual goods versus the accounting model for the PCS and online functionality associated with our full game software. An end user is not required to purchase or use virtual goods in order to have access to the full game experience. As it relates to the initial game purchase, the online functionality is substantially delivered to the consumer when they purchase the game, which is delivered with the essential online coding and the remaining PCS associated with the game which has been determined to be incidental to the overall product offering as noted above.  As mentioned in our response to comment 1 above, all game play functionality is hosted by Sony’s or Microsoft’s existing online environments and not the Company.  We do not provide, nor are we required to provide, on-going support to Sony or Microsoft.  Whereas for virtual goods, the primary deliverable is to provide access to a player’s purchased virtual goods through our server network over a period of time. That is, delivery of the virtual goods is considered to take place during the time period that the virtual good is available to the game player (which is considered to be the expected life of the game).

3.
We note that you have both explicit and implicit performance obligations in your software product arrangements. Please supplementally provide us with written evidence of your explicit performance obligations to customers who have purchased GTA V and NBA 2K14, and further explain the implicit performance obligations you have made to these customers.

Response:

Explicit performance obligations

We only have one explicit performance obligation and that is the delivery of the software offering.  Our explicit performance obligation is set forth in our software license which we have attached to this response letter and is also included in the game and also outlined in the Rockstar Games End

User License Agreement “EULA” (attached as Appendix A) and the Take-Two Games Interactive Software, Inc., End User License Agreement “EULA” (attached as Appendix B).
Implicit performance obligations
Since we advertise the availability of certain online functionalities in our software (e.g., multiplayer, leaderboard tracking, and matchmaking), and purchasers have become accustomed to the availability of these PCS obligations referred to in our response to question 1 above, we believe that at least some purchasers expect these services to be available to them. We thereby have concluded that we have an ‘implicit’ obligation to provide the PCS, subject to certain limitations.   These implicit obligations to provide PCS are limited in a number of ways, including point of sale disclaimers (on websites or the back of the product packaging), end user license agreement limitations (i.e, Rockstar Games EULA (attached as Appendix A) and Take-Two Interactive Software, Inc., EULA (attached as Appendix B), and online account term limitations (i.e., Rockstar legal terms of service (attached as Appendix C) and Take-Two Interactive Software, Inc.,  legal terms of service (attached as Appendix D). These limitations played into our conclusions on the appropriate accounting for the PCS, as documented in our response to question 1 above.
For example, the point of sale disclaimers provide:
Use of this software is subject to license in game and the Rockstar Games EULA; online account terms (attached as Appendix E). Violation of EULA, Code of Conduct, or other policies may result in restriction or termination of access to game or online account.
Non-transferable access to special features such as exclusive/unlockable/downloadable/online content/services/functions, such as multiplayer services or bonus content, may require single-use serial code, additional fee, and/or online account registration (13+).  Access to special features may require internet connection, may not be available to all users, and may, upon 30 days’ notice, be terminated, modified, or offered under different terms.
The online account terms and conditions provide:
The Company may change, suspend or discontinue the Online Services for any reason, at any time, including the availability of any feature or content. The Company may also impose limits on certain features and services or restrict access to parts or all of the Online Services without notice or liability.
In addition, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer
cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)

APPENDIX A:

Last revised October 1, 2013

 LIMITED SOFTWARE WARRANTY AND LICENSE AGREEMENT
This limited software warranty and license agreement (this “Agreement”) may be periodically updated and the current version will be posted at www.rockstargames.com/eula (the “Website”). Your continued use of the Software after a revised Agreement has been posted constitutes your acceptance of its terms.
THE “SOFTWARE” INCLUDES ALL SOFTWARE INCLUDED WITH THIS AGREEMENT, THE ACCOMPANYING MANUAL(S), PACKAGING, AND OTHER WRITTEN FILES, ELECTRONIC OR ON-LINE MATERIALS OR DOCUMENTATION, AND ANY AND ALL COPIES OF SUCH SOFTWARE AND ITS MATERIALS.
THE SOFTWARE IS LICENSED, NOT SOLD. BY OPENING, DOWNLOADING, INSTALLING, COPYING, OR OTHERWISE USING THE SOFTWARE, AND ANY OTHER MATERIALS INCLUDED WITH THE SOFTWARE, YOU AGREE TO BE BOUND BY THE TERMS OF THIS AGREEMENT WITH THE UNITED STATES COMPANY TAKE-TWO INTERACTIVE SOFTWARE, INC. (“LICENSOR”), AS WELL AS THE PRIVACY POLICY LOCATED AT www.rockstargames.com/privacy AND TERMS OF SERVICE LOCATED AT www.rockstargames.com/legal.
PLEASE READ THIS AGREEMENT CAREFULLY. IF YOU DO NOT AGREE TO ALL THE TERMS OF THIS AGREEMENT, YOU ARE NOT PERMITTED TO OPEN, DOWNLOAD, INSTALL, COPY, OR USE THE SOFTWARE.
LICENSE
Subject to this Agreement and its terms and conditions, Licensor hereby grants you a nonexclusive, non-transferable, limited, and revocable right and license to use one copy of the Software for your personal, non-

commercial use for gameplay on a single Game Platform (e.g. computer, mobile device, or gaming console) unless otherwise expressly specified in the Software documentation. Your license rights are subject to your compliance with this Agreement. The term of your license under this Agreement shall commence on the date that you install or otherwise use the Software and ends on the earlier date of either your disposal of the Software or the termination of this Agreement (see below).
The Software is licensed, not sold, to you, and you hereby acknowledge that no title or ownership in the Software is being transferred or assigned and this Agreement should not be construed as a sale of any rights in the Software. Licensor retains all right, title, and interest to the Software, including, but not limited to, all copyrights, trademarks, trade secrets, trade names, proprietary rights, patents, titles, computer codes, audiovisual effects, themes, characters, character names, stories, dialog, settings, artwork, sounds effects, musical works, and moral rights. The Software is protected by U.S. copyright and trademark law and applicable laws and treaties throughout the world. The Software may not be copied, reproduced, or distributed in any manner or medium, in whole or in part, without prior written consent from Licensor. Any persons copying, reproducing, or distributing all or any portion of the Software in any manner or medium, will be willfully violating the copyright laws and may be subject to civil and criminal penalties in the U.S. or their local country. Be advised that U.S. copyright violations are subject to statutory penalties of up to $150,000 per violation. The Software contains certain licensed materials and Licensor’s licensors may also protect their rights in the event of any violation of this Agreement. All rights not expressly granted under this Agreement are reserved by Licensor and, as applicable, its licensors.
LICENSE CONDITIONS
You agree not to:
a.	commercially exploit the Software;
b.
distribute, lease, license, sell, rent, convert into convertible currency, or otherwise transfer or assign the Software, or any copies of the Software, including but not limited to Virtual Goods or Virtual Currency (defined below) without the express prior written consent of Licensor or as expressly set forth in this Agreement;

c.	make a copy of the Software or any part thereof (other than as set forth herein);
d.	make a copy of the Software available on a network for use or download by multiple users;
e.
except as otherwise specifically provided by the Software or this Agreement, use or install the Software (or permit others to do same) on a network, for on-line use, or on more than one computer or gaming unit at the same time;

f.
copy the Software onto a hard drive or other storage device in order to bypass the requirement to run the Software from the included CD-ROM or DVD-ROM (this prohibition does not apply to copies in whole or in part that may be made by the Software itself during installation in order to run more efficiently);

g.
use or copy the Software at a computer gaming center or any other location-based site; provided, that Licensor may offer you a separate license agreement to make the Software available for commercial use;

h.	reverse engineer, decompile, disassemble, display, perform, prepare derivative works based on, or otherwise modify the Software, in whole or in part;
i.	remove or modify any proprietary notices, marks, or labels contained on or within the Software;
j.	restrict or inhibit any other user from using and enjoying any online features of the Software;

k.	cheat or utilize any unauthorized robot, spider, or other program in connection with any online features of the Software;
l.	violate any terms, policies, licenses, or code of conduct for any online features of the Software; or
m.
transport, export, or re-export (directly or indirectly) into any country forbidden to receive the Software by any U.S. export laws or regulations or U.S. economic sanctions or otherwise violate any laws or regulations, or the laws of the country in which the Software was obtained, which may be amended from time to time.

ACCESS TO SPECIAL FEATURES AND/OR SERVICES, INCLUDING DIGITAL COPIES: Software download, redemption of a unique serial code, registration of the Software, membership in a third-party service and/or membership in a Licensor service (including acceptance of related terms and policies) may be required to activate the Software, access digital copies of the Software, or access certain un-lockable, downloadable, online, or other special content, services, and/or functions (collectively, “Special Features”). Access to Special Features is limited to a single User Account (as defined below) per serial code and access to Special Features cannot be transferred, sold, leased, licensed, rented, converted into convertible virtual currency, or re-registered by another user unless otherwise expressly specified. The provisions of this paragraph supersede any other term in this Agreement.
TRANSFER OF PRE-RECORDED COPY LICENSE: You may transfer the entire physical copy of pre-recorded Software and accompanying documentation on a permanent basis to another person as long as you retain no copies (including archival or backup copies) of the Software, accompanying documentation, or any portion or component of the Software or accompanying documentation, and the recipient agrees to the terms of this Agreement. Transfer of the pre-recorded copy license may require you to take specific steps, as set forth in the Software documentation. You may not transfer, sell, lease, license, rent, or convert into convertible virtual currency any Virtual Currency or Virtual Goods except as expressly set forth in this Agreement or with Licensor’s prior written consent. Special Features, including content otherwise unavailable without a single-use serial code, are not transferrable to another person under any circumstances, and Special Features may cease functioning if the original installation copy of the Software is deleted or the pre-recorded copy is unavailable to the user. The Software is intended for private use only. NOTWITHSTANDING THE FOREGOING, YOU MAY NOT TRANSFER ANY PRE-RELEASE COPIES OF THE SOFTWARE.
TECHNICAL PROTECTIONS: The Software may include measures to control access to the Software, control access to certain features or content, prevent unauthorized copies, or otherwise attempt to prevent anyone from exceeding the limited rights and licenses granted under this Agreement. Such measures may include incorporating license management, product activation, and other security technology in the Software and monitoring usage, including, but not limited to, time, date, access, or other controls, counters, serial numbers, and/or other security devices designed to prevent the unauthorized access, use, and copying of the Software, or any portions or components thereof, including any violations of this Agreement. Licensor reserves the right to monitor use of the Software at any time. You may not interfere with such access control measures or attempt to disable or circumvent such security features, and if you do, the Software may not function properly. If the Software permits access to Special Features, only one copy of the Software may access those Special Features at one time. Additional terms and registration may be required to access online services and to download Software updates and patches. Only Software subject to a valid license can be used to access online services, including downloading updates and patches. Except as otherwise prohibited by applicable law, Licensor may limit, suspend, or terminate the license granted hereunder and access to the Software, including, but not limited to, any related services and products, at any time without notice for any reason whatsoever.
USER CREATED CONTENT: The Software may allow you to create content, including, but not limited to, a gameplay map, scenario, screenshot, car design, item, or video of your game play. In exchange for use of the Software, and to the extent that your contributions through use of the Software give rise to any copyright interest, you hereby grant Licensor an exclusive, perpetual, irrevocable, fully transferable, and sub-licensable worldwide right and license to use your contributions in any way and for any purpose in connection with the

Software and related goods and services, including, but not limited to, the rights to reproduce, copy, adapt, modify, perform, display, publish, broadcast, transmit, or otherwise communicate to the public by any means whether now known or unknown and distribute your contributions without any further notice or compensation to you of any kind for the whole duration of protection granted to intellectual property rights by applicable laws and international conventions. You hereby waive and agree never to assert any moral rights of paternity, publication, reputation, or attribution with respect to Licensor’s and other players’ use and enjoyment of such assets in connection with the Software and related goods and services under applicable law. This license grant to Licensor, and terms above regarding any applicable moral rights, will survive any termination of this Agreement.
INTERNET CONNECTION: The Software may require an internet connection to access internet-based features, authenticate the Software, or perform other functions.
USER ACCOUNTS: In order to use the Software or a software feature, or for certain features of the Software to operate properly, you may be required to have and maintain a valid and active user account with an online service, such as a third-party gaming platform or social network account (“Third-Party Account”), or an account with Licensor or a Licensor affiliate, as set forth in the Software documentation. If you do not maintain such accounts, then certain features of the Software may not operate or may cease to function properly, either in whole or in part. The Software may also require you to create a Software-specific user account with Licensor or a Licensor affiliate (“User Account”) in order to access the Software and its functionality and features. Your User Account log-in may be associated with a Third-Party Account. You are responsible for all use and the security of your User Accounts and any Third-Party Accounts that you use to access and use the Software.
VIRTUAL CURRENCY AND VIRTUAL GOODS
If the Software allows you to purchase and/or earn though play a license to use Virtual Currency and Virtual Goods, the following additional terms and conditions apply.
VIRTUAL CURRENCY & VIRTUAL GOODS: The Software may enable users to (i) use fictional virtual currency as a medium of exchange exclusively within the Software (“Virtual Currency” or “VC”) and (ii) gain access to (and certain limited rights to use) virtual goods within the Software (“Virtual Goods” or “VG”). Regardless of the terminology used, VC and VG represent a limited license right governed by this Agreement. Subject to the terms of and compliance with this Agreement, Licensor hereby grants you the nonexclusive, non-transferable, non-sublicensable, limited right and license to use VC and VG obtained by you for your personal non-commercial gameplay exclusively within the Software. Except as otherwise prohibited by applicable law, VC and VG obtained by you are licensed to you, and you hereby acknowledge that no title or ownership in or to VC and VG is being transferred or assigned hereunder. This Agreement should not be construed as a sale of any rights in VC and VG.
VC and VG do not have an equivalent value in real currency and do not act as a substitute for real currency. You acknowledge and agree that Licensor may revise or take action that impacts the perceived value of or purchase price for any VC and/or VG at any time except as prohibited by applicable law. VC and VG do not incur fees for non-use; provided, however, that the license granted hereunder to VC and VG will terminate in accordance with the terms and conditions of this Agreement and the Software documentation, when Licensor ceases providing the Software, or this Agreement is otherwise terminated. Licensor, in its sole discretion, reserves the right to charge fees for the right to access or use VC or VG and/or may distribute VC or VG with or without charge.
EARNING & PURCHASING VIRTUAL CURRENCY AND VIRTUAL GOODS: You may have the ability to purchase VC or to earn VC from Licensor for the completion of certain activities or accomplishments in the Software. For example, Licensor may provide VC or VG upon the completion of an in-game activity, such as attaining a new level, completing a task, or creating user content. Once obtained, VC and/or VG will be credited to your User Account. You may purchase VC and VG only within the Software, or through a platform, participating third-party online store, application store, or other store authorized by Licensor (all referred to herein as “Software Store”). Purchase and use of in-game items or currency through a Software

Store are subject to the Software Store's governing documents, including but not limited to, the Terms of Service and User Agreement. This online service has been sublicensed to you by the Software Store. Licensor may offer discounts or promotions on the purchase of VC, and such discounts and promotions may be modified or discontinued by Licensor at any time without notice to you. Upon completing an authorized purchase of VC from an Application Store, the amount of purchased VC will be credited to your User Account. The Licensor shall establish a maximum amount you may spend to purchase VC per transaction and/or per day, which may vary depending on the associated Software. Licensor, in its sole discretion, may impose additional limits on the amount of VC you may purchase or use, how you may use VC, and the maximum balance of VC that may be credited to your User Account. You are solely responsible for all VC purchases made through your User Account regardless of whether or not authorized by you.
BALANCE CALCULATION: You can access and view your available VC and VG in your User Account when logged into your User Account. Licensor reserves the right, in its sole discretion, to make all calculations regarding the available VC and VG in your User Account. Licensor further reserves the right, in its sole discretion, to determine the amount of and manner in which VC is credited and debited from your User Account in connection with your purchase of VG or for other purposes. While Licensor strives to make all such calculations on a consistent and reasonable basis, you hereby acknowledge and agree that Licensor’s determination of the available VC and VG in your User Account is final, unless you can provide documentation to Licensor that such calculation was or is intentionally incorrect.
USING VIRTUAL CURRENCY AND VIRTUAL GOODS: All purchased in-game Virtual Currency and/or Virtual Goods may be consumed or lost by players in the course of gameplay according to the game’s rules applicable to currency and goods, which may vary depending on the associated Software. VC and VG may only be used within the Software, and Licensor, in its sole discretion, may limit use of VC and/or VG to a single game. The authorized uses and purposes of VC and VG may change at any time. Your available VC and/or VG as shown in your User Account will be reduced each time you use VC and/or VG within the Software. The use of any VC and/or VG constitutes a demand against and withdrawal from your available VC and/or VG in your User Account. You must have sufficient available VC and/or VG in your User Account in order to complete a transaction within the Software. VC and/or VG in your User Account may be reduced without notice upon the occurrence of certain events related to your use of the Software: For example, you may lose VC or VG upon the loss of a game or the death of your character. You are responsible for all uses of VC and/or VG made through your User Account, regardless of whether or not authorized by you. You must notify Licensor immediately upon discovering the unauthorized use of any VC and/or VG made through your User Account by submitting a support request at www.rockstargames.com/support.
NON-REDEEMABLE: VC and VG may only be redeemed for in-game goods and services. You may not sell, lease, license, or rent VC or VG, convert them into convertible VC. VC and VG may only be redeemed for in-game goods or services and are not redeemable for any sum of money or monetary value or other goods from Licensor or any other person or entity at any time, except as expressly provided herein or otherwise required by applicable law. VC and VG have no cash value, and neither Licensor nor any other person or entity has any obligation to exchange your VC or VG for anything of value, including, but not limited to, real currency.
NO REFUND: All purchases of VC and VG are final and under no circumstances will such purchases be refundable, transferable, or exchangeable. Except as prohibited by applicable law, Licensor has the absolute right to manage, regulate, control, modify, suspend, and/or eliminate such VC and/or VG as it sees fit in its sole discretion, and Licensor shall have no liability to you or anyone else for the exercise of such rights.
NO TRANSFERS: Any transferring, trading, selling, or exchanging of any VC or VG to anyone, other than in game play using the Software as expressly authorized by Licensor (“Unauthorized Transactions”), including, but not limited to, among other users of the Software, is not sanctioned by Licensor and is strictly forbidden. Licensor reserves the right, in its sole discretion, to terminate, suspend, or modify your User Account and your VC and VG and terminate this Agreement if you engage in, assist in, or request any Unauthorized Transactions. All users who participate in such activities do so at their own risk and hereby agree to indemnify and hold harmless Licensor, its partners, licensors, affiliates, contractors, officers, directors, employees, and agents from all damages, losses and expenses arising directly or indirectly from such actions. You acknowledge that Licensor may request that the applicable Application Store stop, suspend, terminate, discontinue, or reverse any Unauthorized Transaction, regardless of when such Unauthorized Transaction occurred (or has yet to occur) when it suspects or has evidence of fraud, violations of this Agreement, violations of any applicable law or regulation, or any intentional act designed to interfere or that otherwise has the effect of or may have the effect of intervening in any way with the operation of the Software. If we believe or have any reason to suspect that you have engaged in an Unauthorized Transaction, you further agree that Licensor may, in its sole discretion, restrict your access to your available VC and VG in your User Account or terminate or suspend your User Account and your rights to any VC, VG, and other items associated with your User Account.
LOCATION: VC is only available to customers in certain locations. You may not purchase or use VC if you are not in an approved location.
SOFTWARE STORE TERMS
This Agreement and the provision of the Software through any Software Store (including the purchase of VC or VG) is subject to the additional terms and conditions set forth on or in or required by the applicable Software Store and all such applicable terms and conditions are incorporated herein by this reference. Licensor is not responsible or liable to you for any credit card or bank-related charges or other charges or fees related to your purchase transactions within the Software or through a Software Store. All such transactions are administered by the Software Store, not Licensor. Licensor expressly disclaims any liability for any such transactions, and you agree that your sole remedy regarding all transactions is from or through such Software Store.
This Agreement is solely between you and Licensor, and not with any Software Store. You acknowledge that the Software Store has no obligation to furnish any maintenance or support services to you in connection with the Software. Except for the foregoing, to the maximum extent permitted by applicable law, the Software Store will have no other warranty obligation whatsoever with respect to the Software. Any claim in connection with the Software related to product liability, a failure to conform to applicable legal or regulatory requirements, claims under consumer protection or similar legislation or intellectual property infringement are governed by this Agreement, and the Software Store is not responsible for such claims. You must comply with the Software Store Terms of Service and any other Software Store applicable rules or policies. The license to the Software is a non-transferable license to use the Software only on an applicable device that you own or control. You represent that you are not located in any U.S.-embargoed countries or other geographical areas or on the U.S. Treasury Department’s list of Specially Designated Nationals or the U.S. Department of Commerce Denied Person’s list or Entity List. The Software Store is a third-party beneficiary to this Agreement and may enforce this Agreement against you.
INFORMATION COLLECTION & USAGE
By installing and using the Software, you consent to the information collection and usage terms set forth in this section and Licensor’s Privacy Policy, including (where applicable) (i) the transfer of any personal information and other information to Licensor, its affiliates, vendors, and business partners, and to certain other third parties, such as governmental authorities, in the U.S. and other countries located outside Europe or your home country, including countries that may have lower standards of privacy protection; (ii) the public display of your data, such as identification of your user-created content or displaying your scores, ranking, achievements, and other gameplay data on websites and other platforms; (iii) the sharing of your gameplay data with hardware manufacturers, platform hosts, and Licensor’s marketing partners; and (iv) other uses and disclosures of your personal information or other information as specified in the above-referenced Privacy Policy, as amended from time to time. If you do not want your information used or shared in this manner, then you should not use the Software.
For the purposes all data privacy issues, including the collection, use, disclosure, and transfer of your personal information and other information, the Privacy Policy located atwww.rockstargames.com/privacy, as amended from time to time, takes precedence over any other statement in this Agreement.
WARRANTY

LIMITED WARRANTY: Licensor warrants to you (if you are the initial and original purchaser of the Software but not if you obtain the pre-recorded Software and accompanying documentation as a transfer from the original purchaser) that the original storage medium holding the Software is free from defects in material and workmanship under normal use and service for 90 days from the date of purchase. Licensor warrants to you that the Software is compatible with a personal computer meeting the minimum system requirements listed in the Software documentation or that it has been certified by the gaming unit producer as compatible with the gaming unit for which it has been published. However, due to variations in hardware, software, internet connections, and individual usage, Licensor does not warrant the performance of the Software on your specific computer or gaming unit. Licensor does not warrant against interference with your enjoyment of the Software; that the Software will meet your requirements; that operation of the Software will be uninterrupted or error-free; or that the Software will be compatible with third-party software or hardware or that any errors in the Software will be corrected. No oral or written advice provided by Licensor or any authorized representative shall create a warranty. Because some jurisdictions do not allow the exclusion of or limitations on implied warranties or the limitations on the applicable statutory rights of a consumer, some or all of the above exclusions and limitations may not apply to you.
If for any reason you find a defect in the storage medium or Software during the warranty period, Licensor agrees to replace, free of charge, any Software discovered to be defective within the warranty period as long as the Software is currently being manufactured by Licensor. If the Software is no longer available, Licensor retains the right to substitute a similar piece of Software of equal or greater value. This warranty is limited to the storage medium and the Software as originally provided by Licensor and is not applicable to normal wear and tear. This warranty shall not be applicable and shall be void if the defect has arisen through abuse, mistreatment, or neglect. Any implied warranties prescribed by statute are expressly limited to the 90-day period described above.
Except as set forth above, this warranty is in lieu of all other warranties, whether oral or written, express or implied, including any other warranty of merchantability, fitness for a particular purpose, or non-infringement, and no other representations or warranties of any kind shall be binding on Licensor.
When returning the Software subject to the limited warranty above, please send the original Software only to Licensor address specified below and include: your name and return address; a photocopy of your dated sales receipt; and a brief note describing the defect and the system on which you are running the Software.
INDEMNITY
You agree to indemnify, defend, and hold Licensor, its partners, licensors, affiliates, contractors, officers, directors, employees, and agents harmless from all damages, losses, and expenses arising directly or indirectly from your acts and omissions to act in using the Software pursuant to the terms of the Agreement.
IN NO EVENT WILL LICENSOR BE LIABLE FOR SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES RESULTING FROM POSSESSION, USE, OR MALFUNCTION OF THE SOFTWARE, INCLUDING, BUT NOT LIMITED TO, DAMAGES TO PROPERTY, LOSS OF GOODWILL, COMPUTER FAILURE OR MALFUNCTION, AND, TO THE EXTENT PERMITTED BY LAW, DAMAGES FOR PERSONAL INJURIES, PROPERTY DAMAGE, OR LOST PROFITS OR PUNITIVE DAMAGES FROM ANY CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE SOFTWARE, WHETHER ARISING IN TORT (INCLUDING NEGLIGENCE), CONTRACT, STRICT LIABILITY, OR OTHERWISE, WHETHER OR NOT LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL LICENSOR’S LIABILITY FOR ALL DAMAGES (EXCEPT AS REQUIRED BY APPLICABLE LAW) EXCEED THE ACTUAL PRICE PAID BY YOU FOR USE OF THE SOFTWARE.
IN NO EVENT SHALL LICENSOR’S AGGREGATE LIABILITY FOR ANY AND ALL CLAIMS HEREUNDER BY YOU, REGARDLESS OF THE FORM OF ACTION, EVER EXCEED THE GREATER OF THE FEES PAID BY YOU TO LICENSOR FOR THE PRECEDING TWELVE (12) MONTH PERIOD FOR ANYTHING RELATING TO THE SOFTWARE OR US$200, WHICHEVER IS GREATER.

BECAUSE SOME STATES/COUNTRIES DO NOT ALLOW LIMITATIONS ON HOW LONG AN IMPLIED WARRANTY LASTS AND/OR THE EXCLUSION OR LIMITATION OF LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, DEATH, OR PERSONAL INJURY RESULTING FROM NEGLIGENCE, FRAUD, OR WILLFUL MISCONDUCT, THESE LIMITATIONS AND/OR EXCLUSIONS AND ANY EXCLUSION OR LIMITATION OTHERWISE RESULTING FROM THE ABOVE INDEMNITY MAY NOT APPLY TO YOU. THIS WARRANTY SHALL NOT BE APPLICABLE SOLELY TO THE EXTENT THAT ANY SPECIFIC PROVISION OF THIS WARRANTY IS PROHIBITED BY ANY FEDERAL, STATE, OR MUNICIPAL LAW, WHICH CANNOT BE PRE-EMPTED. THIS WARRANTY GIVES YOU SPECIFIC LEGAL RIGHTS, AND YOU MAY HAVE OTHER RIGHTS THAT VARY FROM JURISDICTION TO JURISDICTION.
WE DO NOT AND CANNOT CONTROL THE FLOW OF DATA TO OR FROM OUR NETWORK AND OTHER PORTIONS OF THE INTERNET, WIRELESS NETWORKS, OR OTHER THIRD-PARTY NETWORKS. SUCH FLOW DEPENDS IN LARGE PART ON THE PERFORMANCE OF THE INTERNET AND WIRELESS SERVICES PROVIDED OR CONTROLLED BY THIRD PARTIES. AT TIMES, ACTIONS OR INACTIONS OF SUCH THIRD PARTIES MAY IMPAIR OR DISRUPT YOUR CONNECTIONS TO THE INTERNET, WIRELESS SERVICES, OR PORTIONS THEREOF. WE CANNOT GUARANTEE THAT SUCH EVENTS WILL NOT OCCUR. ACCORDINGLY, WE DISCLAIM ANY AND ALL LIABILITY RESULTING FROM OR RELATED TO THIRD-PARTY ACTIONS OR INACTIONS THAT IMPAIR OR DISRUPT YOUR CONNECTIONS TO THE INTERNET, WIRELESS SERVICES, OR PORTIONS THEREOF OR THE USE OF THE SOFTWARE AND RELATED SERVICES AND PRODUCTS.
TERMINATION
This Agreement is effective until terminated by you or by the Licensor. This Agreement automatically terminates when Licensor ceases to operate the Software servers (for games exclusively operated online), if Licensor determines or believes your use of the Software involves or may involve fraud or money laundering or any other illicit activity, or upon your failure to comply with terms and conditions of this Agreement, including, but not limited to, the License Conditions above. You may terminate this Agreement at any time by (i) requesting Licensor to terminate and delete your User Account that is used to access or use the Software using the method set forth in the Terms of Service or (ii) destroying and/or deleting any and all copies of all Software in your possession, custody, or control. Deleting the Software from your Game Platform will not delete the information associated with your User Account, including any VC and VG associated with your User Account. If you reinstall the Software using the same User Account, then you may still have access to your prior User Account information, including any VC and VG associated with your User Account. However except as otherwise prohibited by applicable law, if your User Account is deleted upon termination of this Agreement for any reason, all VC and/or VG associated with your User Account will also be deleted, and you will no longer be available for use the Software or any VC or VG associated with your User Account. If this Agreement terminates due to your violation of this Agreement, Licensor may prohibit you from re-registering or re-accessing the Software. Upon any termination of this Agreement, you must destroy or return the physical copy of Software to Licensor, as well as permanently destroy all copies of the Software, accompanying documentation, associated materials, and all of its component parts in your possession or control, including from any client server, computer, gaming unit, or mobile device on which it has been installed. Upon termination of this Agreement, your rights to use the Software, including any VC or VG associated with your User Account, will terminate immediately, and you must cease all use of the Software. The termination of this Agreement will not affect our rights or your obligations arising under this Agreement.
U.S. GOVERNMENT RESTRICTED RIGHTS
The Software and documentation have been developed entirely at private expense and are provided as “Commercial Computer Software” or “restricted computer software.” Use, duplication, or disclosure by the U.S. Government or a U.S. Government subcontractor is subject to the restrictions set forth in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Software clauses in DFARS 252.227-7013 or as set forth in subparagraph (c)(1) and (2) of the Commercial Computer Software Restricted Rights clauses at FAR 52.227-19, as applicable. The Contractor/Manufacturer is Licensor at the location listed below.
EQUITABLE REMEDIES
You hereby agree that if the terms of this Agreement are not specifically enforced, Licensor will be irreparably damaged, and therefore you agree that Licensor shall be entitled, without bond, other security, or proof of damages, to appropriate equitable remedies with respect any of this Agreement, including temporary and permanent injunctive relief, in addition to any other available remedies.

TAXES AND EXPENSES
You shall be responsible for and shall pay and shall indemnify and hold harmless Licensor and any and all of its affiliates, officers, directors, and employees against all taxes, duties, and levies of any kind imposed by any governmental entity with respect to the transactions contemplated under the this Agreement, including interest and penalties thereon (exclusive of taxes on Licensor’s net income), irrespective of whether included in any invoice sent to you at any time by Licensor. You shall provide copies of any and all exemption certificates to Licensor if you are entitled to any exemption. All expenses and costs incurred by you in connection with your activities hereunder, if any, are your sole responsibility. You are not entitled to reimbursement from Licensor for any expenses, and will hold Licensor harmless therefrom.
TERMS OF SERVICE
All access to and use of the Software is subject to this Agreement, the applicable Software documentation, Licensor’s Terms of Service, and Licensor’s Privacy Policy, and all terms and conditions of the Terms of Service are hereby incorporated into this Agreement by this reference. These agreements represent the complete agreement between you and Licensor relating to use of the Software and related services and products and supersede and replace any prior agreements between you and Licensor, whether written or oral. To the extent there is a conflict between this Agreement and the Terms of Service, this Agreement shall control.
MISCELLANEOUS
If any provision of this Agreement is held to be unenforceable for any reason, such provision shall be reformed only to the extent necessary to make it enforceable and the remaining provisions of this Agreement shall not be affected.
GOVERNING LAW
This Agreement shall be construed (without regard to conflicts or choice of law principles) under the laws of the State of New York, as such law is applied to agreements between New York residents entered into and to be performed within New York, except as governed by federal law. Unless expressly waived by Licensor in writing for the particular instance or contrary to local law, the sole and exclusive jurisdiction and venue for actions related to the subject matter hereof shall be the state and federal courts located in Licensor’s principal corporate place of business (New York County, New York, U.S.A.). You and Licensor consent to the jurisdiction of such courts and agree that process may be served in the manner provided herein for giving of notices or otherwise as allowed by New York state or federal law. You and Licensor agree that the UN Convention on Contracts for the International Sale of Goods (Vienna, 1980) shall not apply to this Agreement or to any dispute or transaction arising out of this Agreement.
IF YOU HAVE ANY QUESTIONS CONCERNING THIS AGREEMENT, YOU MAY CONTACT US IN WRITING AT: TAKE-TWO INTERACTIVE SOFTWARE, INC., 622 BROADWAY, NEW YORK, NY 10012.

Apple App Store Additional License Terms
These license terms are in addition to all other terms of the Limited Software Warranty; License Agreement, and Information Use Disclosures. If any Software is provided to you through the Apple Inc. ("Apple") App Store, then the following additional terms and conditions in this paragraph apply. This Agreement is solely between you and Licensor, and not with Apple. You acknowledge that Apple has no obligation to furnish any maintenance or support services to you in connection with the Software. In the event of any failure of the Software to conform to the Limited Warranty in this Agreement, you may notify Apple, and Apple will refund the purchase price for the Software. Except for the foregoing, to the maximum extent permitted by applicable law, Apple will have no other warranty obligation whatsoever with respect to the Software. Any claim in connection with the Software related to product liability, a failure to conform to applicable legal or regulatory requirements, claims under consumer protection or similar legislation or intellectual property infringement are governed by this Agreement, and Apple is not responsible for such claims. You must comply with the App Store Terms of Service, including the Usage Rules. The license to the Software is a non-transferable license to use the Software only on an iPhone or iPod touch that you own or control. You represent that you are not located in any U.S. embargoed countries or on the U.S. Treasury Department's list of Specially Designated Nationals or the U.S. Department of Commerce Denied Person's list or Entity List. Apple is a third party beneficiary to this Agreement and may enforce this Agreement against you.
All other terms and conditions of the EULA apply to your use of the Software.
Beaterator Additional License Terms
These license terms are in addition to all other terms of the Limited Software Warranty; License Agreement, and Information Use Disclosures.
Owners of this Software may use it to create their own tracks by arranging the Beaterator content and/or adding new content to create their own compositions ("User Tracks"). Rockstar Games grants owners a worldwide and royalty-free license to use, distribute and non-commercially exploit their User Tracks. This license is non-exclusive and all Software owners are licensed to use the same Beaterator content to create their User Tracks. All User Created Content terms herein shall apply to User Tracks uploaded to any website or on-line service related to the Beaterator Software or shared with other players using in-game features. Additional terms and restrictions may apply to any supplemental music, sounds, loops, or “stems” purchased or downloaded for use with Beaterator.
The sounds and loops connected to the Software may NOT be reformatted, mixed, filtered, re-synthesized, or otherwise edited or altered for use in any kind of sampling product/package or software, regardless of whether such use is commercial or non-commercial. All users of this Software is prohibited from using it for any purpose that: (a) infringes the copyright, trademark, patent, trade secret, right of publicity or any other right of a third party, (b) is or may be libelous, defamatory or slanderous, or (c) any other use that is illegal in nature. All users of this Software hereby waive all claims against Rockstar Games, its parent, subsidiaries and affiliates, or any third-party based upon the Beaterator Content that may be in their User Track.
Except as indicated above, all other terms and conditions of the EULA apply to your use of Beaterator.

APPENDIX B:
Last revised August 12, 2014
LIMITED SOFTWARE WARRANTY AND LICENSE AGREEMENT
This limited software warranty and license agreement (this "Agreement") may be periodically updated and the current version will be posted at www.take2games.com/eula (the "Website"). Your continued use of the Software after a revised Agreement has been posted constitutes your acceptance of its terms.
THE "SOFTWARE" INCLUDES ALL SOFTWARE INCLUDED WITH THIS AGREEMENT, THE ACCOMPANYING MANUAL(S), PACKAGING, AND OTHER WRITTEN FILES, ELECTRONIC OR ON-LINE MATERIALS OR DOCUMENTATION, AND ANY AND ALL COPIES OF SUCH SOFTWARE AND ITS MATERIALS.
THE SOFTWARE IS LICENSED, NOT SOLD. BY OPENING, DOWNLOADING, INSTALLING, COPYING, OR OTHERWISE USING THE SOFTWARE, AND ANY OTHER MATERIALS INCLUDED WITH THE SOFTWARE, YOU AGREE TO BE BOUND BY THE TERMS OF THIS AGREEMENT WITH THE UNITED STATES COMPANY TAKE-TWO INTERACTIVE SOFTWARE, INC. ("LICENSOR"), AS WELL AS THE PRIVACY POLICY LOCATED AT www.take2games.com/privacy AND TERMS OF SERVICE LOCATED AT www.take2games.com/legal.

PLEASE READ THIS AGREEMENT CAREFULLY. IF YOU DO NOT AGREE TO ALL THE TERMS OF THIS AGREEMENT, YOU ARE NOT PERMITTED TO OPEN, DOWNLOAD, INSTALL, COPY, OR USE THE SOFTWARE.
LICENSE
Subject to this Agreement and its terms and conditions, Licensor hereby grants you a nonexclusive, non-transferable, limited, and revocable right and license to use one copy of the Software for your personal, non-commercial use for gameplay on a single Game Platform (e.g. computer, mobile device, or gaming console) unless otherwise expressly specified in the Software documentation. Your license rights are subject to your compliance with this Agreement. The term of your license under this Agreement shall commence on the date that you install or otherwise use the Software and ends on the earlier date of either your disposal of the Software or the termination of this Agreement (see below).
The Software is licensed, not sold, to you, and you hereby acknowledge that no title or ownership in the Software is being transferred or assigned and this Agreement should not be construed as a sale of any rights in the Software. Licensor retains all right, title, and interest to the Software, including, but not limited to, all copyrights, trademarks, trade secrets, trade names, proprietary rights, patents, titles, computer codes, audiovisual effects, themes, characters, character names, stories, dialog, settings, artwork, sounds effects, musical works, and moral rights. The Software is protected by U.S. copyright and trademark law and applicable laws and treaties throughout the world. The Software may not be copied, reproduced, or distributed in any manner or medium, in whole or in part, without prior written consent from Licensor. Any persons copying, reproducing, or distributing all or any portion of the Software in any manner or medium, will be willfully violating the copyright laws and may be subject to civil and criminal penalties in the U.S. or their local country. Be advised that U.S. copyright violations are subject to statutory penalties of up to $150,000 per violation. The Software contains certain licensed materials and Licensor's licensors may also protect their rights in the event of any violation of this Agreement. All rights not expressly granted under this Agreement are reserved by Licensor and, as applicable, its licensors.
LICENSE CONDITIONS
1)	You agree not to:
•	commercially exploit the Software;
•
distribute, lease, license, sell, rent, convert into convertible currency, or otherwise transfer or assign the Software, or any copies of the Software, including but not limited to Virtual Goods or Virtual Currency (defined below) without the express prior written consent of Licensor or as expressly set forth in this Agreement;

•	make a copy of the Software or any part thereof (other than as set forth herein);
•	make a copy of the Software available on a network for use or download by multiple users;
•
except as otherwise specifically provided by the Software or this Agreement, use or install the Software (or permit others to do same) on a network, for on-line use, or on more than one computer or gaming unit at the same time;

•
copy the Software onto a hard drive or other storage device in order to bypass the requirement to run the Software from the included CD-ROM or DVD-ROM (this prohibition does not apply to copies in whole or in part that may be made by the Software itself during installation in order to run more efficiently);

•
use or copy the Software at a computer gaming center or any other location-based site; provided, that Licensor may offer you a separate license agreement to make the Software available for commercial use;

•	reverse engineer, decompile, disassemble, display, perform, prepare derivative works based on, or otherwise modify the Software, in whole or in part;
•	remove or modify any proprietary notices, marks, or labels contained on or within the Software;
•	restrict or inhibit any other user from using and enjoying any online features of the Software;
•	cheat or utilize any unauthorized robot, spider, or other program in connection with any online features of the Software;
•	violate any terms, policies, licenses, or code of conduct for any online features of the Software; or
•
transport, export, or re-export (directly or indirectly) into any country forbidden to receive the Software by any U.S. export laws or regulations or U.S. economic sanctions or otherwise violate any laws or regulations, or the laws of the country in which the Software was obtained, which may be amended from time to time.

ACCESS TO SPECIAL FEATURES AND/OR SERVICES, INCLUDING DIGITAL COPIES: Software download, redemption of a unique serial code, registration of the Software, membership in a third-party service and/or membership in a Licensor service (including acceptance of related terms and policies) may be required to activate the Software, access digital copies of the Software, or access certain un-lockable, downloadable, online, or other special content, services, and/or functions (collectively, "Special Features"). Access to Special Features is limited to a single User Account (as defined below) per serial code and access to Special Features cannot be transferred, sold, leased, licensed, rented, converted into convertible virtual currency, or re-registered by another user unless otherwise expressly specified. The provisions of this paragraph supersede any other term in this Agreement.
2)
TRANSFER OF PRE-RECORDED COPY LICENSE: You may transfer the entire physical copy of pre-recorded Software and accompanying documentation on a permanent basis to another person as long as you retain no copies (including archival or backup copies) of the Software, accompanying documentation, or any portion or component of the Software or accompanying documentation, and the recipient agrees to the terms of this Agreement. Transfer of the pre-recorded copy license may require you to take specific steps, as set forth in the Software documentation. You may not transfer, sell, lease, license, rent, or convert into convertible virtual currency any Virtual Currency or Virtual Goods except as expressly set forth in this Agreement or with Licensor's prior written consent. Special Features, including content otherwise unavailable without a single-use serial code, are not transferrable to another person under any circumstances, and Special Features may cease functioning if the original installation copy of the Software is deleted or the pre-recorded copy is unavailable to the user. The Software is intended for private use only. NOTWITHSTANDING THE FOREGOING, YOU MAY NOT TRANSFER ANY PRE-RELEASE COPIES OF THE SOFTWARE.

3)
TECHNICAL PROTECTIONS: The Software may include measures to control access to the Software, control access to certain features or content, prevent unauthorized copies, or otherwise attempt to prevent anyone from exceeding the limited rights and licenses granted under this Agreement. Such measures may include incorporating license management, product activation, and other security technology in the Software and monitoring usage, including, but not limited to, time, date, access, or other controls, counters, serial numbers, and/or other security devices designed to prevent the unauthorized access, use, and copying of the Software, or any portions or components thereof, including any violations of this Agreement. Licensor reserves the right to monitor use of the Software at any time. You may not interfere with such access control measures or attempt to disable or circumvent such security features, and if you do, the Software may not function properly. If the Software permits access to

Special Features, only one copy of the Software may access those Special Features at one time. Additional terms and registration may be required to access online services and to download Software updates and patches. Only Software subject to a valid license can be used to access online services, including downloading updates and patches. Except as otherwise prohibited by applicable law, Licensor may limit, suspend, or terminate the license granted hereunder and access to the Software, including, but not limited to, any related services and products, at any time without notice for any reason whatsoever.

4)
USER CREATED CONTENT: The Software may allow you to create content, including, but not limited to, a gameplay map, scenario, screenshot, car design, item, or video of your game play. In exchange for use of the Software, and to the extent that your contributions through use of the Software give rise to any copyright interest, you hereby grant Licensor an exclusive, perpetual, irrevocable, fully transferable, and sub-licensable worldwide right and license to use your contributions in any way and for any purpose in connection with the Software and related goods and services, including, but not limited to, the rights to reproduce, copy, adapt, modify, perform, display, publish, broadcast, transmit, or otherwise communicate to the public by any means whether now known or unknown and distribute your contributions without any further notice or compensation to you of any kind for the whole duration of protection granted to intellectual property rights by applicable laws and international conventions. You hereby waive and agree never to assert any moral rights of paternity, publication, reputation, or attribution with respect to Licensor's and other players' use and enjoyment of such assets in connection with the Software and related goods and services under applicable law. This license grant to Licensor, and terms above regarding any applicable moral rights, will survive any termination of this Agreement.

5)	INTERNET CONNECTION: The Software may require an internet connection to access internet-based features, authenticate the Software, or perform other functions.
6)
USER ACCOUNTS: In order to use the Software or a software feature, or for certain features of the Software to operate properly, you may be required to have and maintain a valid and active user account with an online service, such as a third-party gaming platform or social network account ("Third-Party Account"), or an account with Licensor or a Licensor affiliate, as set forth in the Software documentation. If you do not maintain such accounts, then certain features of the Software may not operate or may cease to function properly, either in whole or in part. The Software may also require you to create a Software-specific user account with Licensor or a Licensor affiliate ("User Account") in order to access the Software and its functionality and features. Your User Account log-in may be associated with a Third-Party Account. You are responsible for all use and the security of your User Accounts and any Third-Party Accounts that you use to access and use the Software.

7)	VIRTUAL CURRENCY AND VIRTUAL GOODS
8)	If the Software allows you to purchase and/or earn though play a license to use Virtual Currency and Virtual Goods, the following additional terms and conditions apply.
9)
VIRTUAL CURRENCY & VIRTUAL GOODS : The Software may enable users to (i) use fictional virtual currency as a medium of exchange exclusively within the Software ("Virtual Currency" or "VC") and (ii) gain access to (and certain limited rights to use) virtual goods within the Software ("Virtual Goods" or "VG"). Regardless of the terminology used, VC and VG represent a limited license right governed by this Agreement. Subject to the terms of and compliance with this Agreement, Licensor hereby grants you the nonexclusive, non-transferable, non-sublicensable, limited right and license to use VC and VG obtained by you for your personal non-commercial gameplay exclusively within the Software. Except as otherwise prohibited by applicable law, VC and VG obtained by you are licensed to you, and you hereby acknowledge that no title or ownership in or to VC and VG is being transferred or assigned hereunder. This Agreement should not be construed as a sale of any rights in VC and VG.

10)
VC and VG do not have an equivalent value in real currency and do not act as a substitute for real currency. You acknowledge and agree that Licensor may revise or take action that impacts the perceived value of or purchase price for any VC and/or VG at any time except as prohibited by applicable law. VC and VG do not incur fees for non-use; provided, however, that the license granted hereunder to VC and

VG will terminate in accordance with the terms and conditions of this Agreement and the Software documentation, when Licensor ceases providing the Software, or this Agreement is otherwise terminated. Licensor, in its sole discretion, reserves the right to charge fees for the right to access or use VC or VG and/or may distribute VC or VG with or without charge.

11)
EARNING& PURCHASING virtual currency and virtual goods: You may have the ability to purchase VC or to earn VC from Licensor for the completion of certain activities or accomplishments in the Software. For example, Licensor may provide VC or VG upon the completion of an in-game activity, such as attaining a new level, completing a task, or creating user content. Once obtained, VC and/or VG will be credited to your User Account. You may purchase VC and VG only within the Software, or through a platform, participating third-party online store, application store, or other store authorized by Licensor (all referred to herein as "Software Store"). Purchase and use of in-game items or currency through a Software Store are subject to the Software Store's governing documents, including but not limited to, the Terms of Service and User Agreement. This online service has been sublicensed to you by the Software Store.GF Licensor may offer discounts or promotions on the purchase of VC, and such discounts and promotions may be modified or discontinued by Licensor at any time without notice to you. Upon completing an authorized purchase of VC from an Application Store, the amount of purchased VC will be credited to your User Account. The Licensor shall establish a maximum amount you may spend to purchase VC per transaction and/or per day, which may vary depending on the associated Software. Licensor, in its sole discretion, may impose additional limits on the amount of VC you may purchase or use, how you may use VC, and the maximum balance of VC that may be credited to your User Account. You are solely responsible for all VC purchases made through your User Account regardless of whether or not authorized by you.

12)
BALANCE CALCULATION: You can access and view your available VC and VG in your User Account when logged into your User Account. Licensor reserves the right, in its sole discretion, to make all calculations regarding the available VC and VG in your User Account. Licensor further reserves the right, in its sole discretion, to determine the amount of and manner in which VC is credited and debited from your User Account in connection with your purchase of VG or for other purposes. While Licensor strives to make all such calculations on a consistent and reasonable basis, you hereby acknowledge and agree that Licensor's determination of the available VC and VG in your User Account is final, unless you can provide documentation to Licensor that such calculation was or is intentionally incorrect.

13)
USING VIRTUAL CURRENCY AND VIRTUAL GOODS: All purchased in-game Virtual Currency and/or Virtual Goods may be consumed or lost by players in the course of gameplay according to the game's rules applicable to currency and goods, which may vary depending on the associated Software. VC and VG may only be used within the Software, and Licensor, in its sole discretion, may limit use of VC and/or VG to a single game. The authorized uses and purposes of VC and VG may change at any time. Your available VC and/or VG as shown in your User Account will be reduced each time you use VC and/or VG within the Software. The use of any VC and/or VG constitutes a demand against and withdrawal from your available VC and/or VG in your User Account. You must have sufficient available VC and/or VG in your User Account in order to complete a transaction within the Software. VC and/or VG in your User Account may be reduced without notice upon the occurrence of certain events related to your use of the Software: For example, you may lose VC or VG upon the loss of a game or the death of your character. You are responsible for all uses of VC and/or VG made through your User Account, regardless of whether or not authorized by you. You must notify Licensor immediately upon discovering the unauthorized use of any VC and/or VG made through your User Account by submitting a support request at www.take2games.com/support.

14)
NON-REDEEMABLE: VC and VG may only be redeemed for in-game goods and services. You may not sell, lease, license, or rent VC or VG, convert them into convertible VC. VC and VG may only be redeemed for in-game goods or services and are not redeemable for any sum of money or monetary value or other goods from Licensor or any other person or entity at any time, except as expressly provided herein or otherwise required by applicable law. VC and VG have no cash value, and neither Licensor nor any other person or entity has any obligation to exchange your VC or VG for anything of value, including, but not limited to, real currency.

15)
NO REFUND: All purchases of VC and VG are final and under no circumstances will such purchases be refundable, transferable, or exchangeable. Except as prohibited by applicable law, Licensor has the absolute right to manage, regulate, control, modify, suspend, and/or eliminate such VC and/or VG as it sees fit in its sole discretion, and Licensor shall have no liability to you or anyone else for the exercise of such rights.

16)
NO TRANSFERS: Any transferring, trading, selling, or exchanging of any VC or VG to anyone, other than in game play using the Software as expressly authorized by Licensor ("Unauthorized Transactions"), including, but not limited to, among other users of the Software, is not sanctioned by Licensor and is strictly forbidden. Licensor reserves the right, in its sole discretion, to terminate, suspend, or modify your User Account and your VC and VG and terminate this Agreement if you engage in, assist in, or request any Unauthorized Transactions. All users who participate in such activities do so at their own risk and hereby agree to indemnify and hold harmless Licensor, its partners, licensors, affiliates, contractors, officers, directors, employees, and agents from all damages, losses and expenses arising directly or indirectly from such actions. You acknowledge that Licensor may request that the applicable Application Store stop, suspend, terminate, discontinue, or reverse any Unauthorized Transaction, regardless of when such Unauthorized Transaction occurred (or has yet to occur) when it suspects or has evidence of fraud, violations of this Agreement, violations of any applicable law or regulation, or any intentional act designed to interfere or that otherwise has the effect of or may have the effect of intervening in any way with the operation of the Software. If we believe or have any reason to suspect that you have engaged in an Unauthorized Transaction, you further agree that Licensor may, in its sole discretion, restrict your access to your available VC and VG in your User Account or terminate or suspend your User Account and your rights to any VC, VG, and other items associated with your User Account.

17)	LOCATION: VC is only available to customers in certain locations. You may not purchase or use VC if you are not in an approved location.
18)	SOFTWARE STORE TERMS
19)
This Agreement and the provision of the Software through any Software Store (including the purchase of VC or VG) is subject to the additional terms and conditions set forth on or in or required by the applicable Software Store and all such applicable terms and conditions are incorporated herein by this reference. Licensor is not responsible or liable to you for any credit card or bank-related charges or other charges or fees related to your purchase transactions within the Software or through a Software Store. All such transactions are administered by the Software Store, not Licensor. Licensor expressly disclaims any liability for any such transactions, and you agree that your sole remedy regarding all transactions is from or through such Software Store.

20)
This Agreement is solely between you and Licensor, and not with any Software Store. You acknowledge that the Software Store has no obligation to furnish any maintenance or support services to you in connection with the Software. Except for the foregoing, to the maximum extent permitted by applicable law, the Software Store will have no other warranty obligation whatsoever with respect to the Software. Any claim in connection with the Software related to product liability, a failure to conform to applicable legal or regulatory requirements, claims under consumer protection or similar legislation or intellectual property infringement are governed by this Agreement, and the Software Store is not responsible for such claims. You must comply with the Software Store Terms of Service and any other Software Store applicable rules or policies. The license to the Software is a non-transferable license to use the Software only on an applicable device that you own or control. You represent that you are not located in any U.S.-embargoed countries or other geographical areas or on the U.S. Treasury Department's list of Specially Designated Nationals or the U.S. Department of Commerce Denied Person's list or Entity List. The Software Store is a third-party beneficiary to this Agreement and may enforce this Agreement against you.

21)	INFORMATION COLLECTION & USAGE

22)
By installing and using the Software, you consent to the information collection and usage terms set forth in this section and Licensor's Privacy Policy, including (where applicable) (i) the transfer of any personal information and other information to Licensor, its affiliates, vendors, and business partners, and to certain other third parties, such as governmental authorities, in the U.S. and other countries located outside Europe or your home country, including countries that may have lower standards of privacy protection; (ii) the public display of your data, such as identification of your user-created content or displaying your scores, ranking, achievements, and other gameplay data on websites and other platforms; (iii) the sharing of your gameplay data with hardware manufacturers, platform hosts, and Licensor's marketing partners; and (iv) other uses and disclosures of your personal information or other information as specified in the above-referenced Privacy Policy, as amended from time to time. If you do not want your information used or shared in this manner, then you should not use the Software.

23)
For the purposes all data privacy issues, including the collection, use, disclosure, and transfer of your personal information and other information, the Privacy Policy located at www.take2games.com/privacy, as amended from time to time, takes precedence over any other statement in this Agreement.

24)	WARRANTY
25)
LIMITED WARRANTY: Licensor warrants to you (if you are the initial and original purchaser of the Software but not if you obtain the pre-recorded Software and accompanying documentation as a transfer from the original purchaser) that the original storage medium holding the Software is free from defects in material and workmanship under normal use and service for 90 days from the date of purchase. Licensor warrants to you that the Software is compatible with a personal computer meeting the minimum system requirements listed in the Software documentation or that it has been certified by the gaming unit producer as compatible with the gaming unit for which it has been published. However, due to variations in hardware, software, internet connections, and individual usage, Licensor does not warrant the performance of the Software on your specific computer or gaming unit. Licensor does not warrant against interference with your enjoyment of the Software; that the Software will meet your requirements; that operation of the Software will be uninterrupted or error-free; or that the Software will be compatible with third-party software or hardware or that any errors in the Software will be corrected. No oral or written advice provided by Licensor or any authorized representative shall create a warranty. Because some jurisdictions do not allow the exclusion of or limitations on implied warranties or the limitations on the applicable statutory rights of a consumer, some or all of the above exclusions and limitations may not apply to you.

26)
If for any reason you find a defect in the storage medium or Software during the warranty period, Licensor agrees to replace, free of charge, any Software discovered to be defective within the warranty period as long as the Software is currently being manufactured by Licensor. If the Software is no longer available, Licensor retains the right to substitute a similar piece of Software of equal or greater value. This warranty is limited to the storage medium and the Software as originally provided by Licensor and is not applicable to normal wear and tear. This warranty shall not be applicable and shall be void if the defect has arisen through abuse, mistreatment, or neglect. Any implied warranties prescribed by statute are expressly limited to the 90-day period described above.

27)
Except as set forth above, this warranty is in lieu of all other warranties, whether oral or written, express or implied, including any other warranty of merchantability, fitness for a particular purpose, or non-infringement, and no other representations or warranties of any kind shall be binding on Licensor.

28)
When returning the Software subject to the limited warranty above, please send the original Software only to Licensor address specified below and include: your name and return address; a photocopy of your dated sales receipt; and a brief note describing the defect and the system on which you are running the Software.

29)	INDEMNITY

30)
You agree to indemnify, defend, and hold Licensor, its partners, licensors, affiliates, contractors, officers, directors, employees, and agents harmless from all damages, losses, and expenses arising directly or indirectly from your acts and omissions to act in using the Software pursuant to the terms of the Agreement.

31)
IN NO EVENT WILL LICENSOR BE LIABLE FOR SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES RESULTING FROM POSSESSION, USE, OR MALFUNCTION OF THE SOFTWARE, INCLUDING, BUT NOT LIMITED TO, DAMAGES TO PROPERTY, LOSS OF GOODWILL, COMPUTER FAILURE OR MALFUNCTION, AND, TO THE EXTENT PERMITTED BY LAW, DAMAGES FOR PERSONAL INJURIES, PROPERTY DAMAGE, OR LOST PROFITS OR PUNITIVE DAMAGES FROM ANY CAUSES OF ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE SOFTWARE, WHETHER ARISING IN TORT (INCLUDING NEGLIGENCE), CONTRACT, STRICT LIABILITY, OR OTHERWISE, WHETHER OR NOT LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL LICENSOR'S LIABILITY FOR ALL DAMAGES (EXCEPT AS REQUIRED BY APPLICABLE LAW) EXCEED THE ACTUAL PRICE PAID BY YOU FOR USE OF THE SOFTWARE.

32)
IN NO EVENT SHALL LICENSOR'S AGGREGATE LIABILITY FOR ANY AND ALL CLAIMS HEREUNDER BY YOU, REGARDLESS OF THE FORM OF ACTION, EVER EXCEED THE GREATER OF THE FEES PAID BY YOU TO LICENSOR FOR THE PRECEDING TWELVE (12) MONTH PERIOD FOR ANYTHING RELATING TO THE SOFTWARE OR US$200, WHICHEVER IS GREATER.

33)
BECAUSE SOME STATES/COUNTRIES DO NOT ALLOW LIMITATIONS ON HOW LONG AN IMPLIED WARRANTY LASTS AND/OR THE EXCLUSION OR LIMITATION OF LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, DEATH, OR PERSONAL INJURY RESULTING FROM NEGLIGENCE, FRAUD, OR WILLFUL MISCONDUCT, THESE LIMITATIONS AND/OR EXCLUSIONS AND ANY EXCLUSION OR LIMITATION OTHERWISE RESULTING FROM THE ABOVE INDEMNITY MAY NOT APPLY TO YOU. THIS WARRANTY SHALL NOT BE APPLICABLE SOLELY TO THE EXTENT THAT ANY SPECIFIC PROVISION OF THIS WARRANTY IS PROHIBITED BY ANY FEDERAL, STATE, OR MUNICIPAL LAW, WHICH CANNOT BE PRE-EMPTED. THIS WARRANTY GIVES YOU SPECIFIC LEGAL RIGHTS, AND YOU MAY HAVE OTHER RIGHTS THAT VARY FROM JURISDICTION TO JURISDICTION.

34)
WE DO NOT AND CANNOT CONTROL THE FLOW OF DATA TO OR FROM OUR NETWORK AND OTHER PORTIONS OF THE INTERNET, WIRELESS NETWORKS, OR OTHER THIRD-PARTY NETWORKS. SUCH FLOW DEPENDS IN LARGE PART ON THE PERFORMANCE OF THE INTERNET AND WIRELESS SERVICES PROVIDED OR CONTROLLED BY THIRD PARTIES. AT TIMES, ACTIONS OR INACTIONS OF SUCH THIRD PARTIES MAY IMPAIR OR DISRUPT YOUR CONNECTIONS TO THE INTERNET, WIRELESS SERVICES, OR PORTIONS THEREOF. WE CANNOT GUARANTEE THAT SUCH EVENTS WILL NOT OCCUR. ACCORDINGLY, WE DISCLAIM ANY AND ALL LIABILITY RESULTING FROM OR RELATED TO THIRD-PARTY ACTIONS OR INACTIONS THAT IMPAIR OR DISRUPT YOUR CONNECTIONS TO THE INTERNET, WIRELESS SERVICES, OR PORTIONS THEREOF OR THE USE OF THE SOFTWARE AND RELATED SERVICES AND PRODUCTS.

35)	TERMINATION
36)
This Agreement is effective until terminated by you or by the Licensor. This Agreement automatically terminates when Licensor ceases to operate the Software servers (for games exclusively operated online), if Licensor determines or believes your use of the Software involves or may involve fraud or money laundering or any other illicit activity, or upon your failure to comply with terms and conditions of this Agreement, including, but not limited to, the License Conditions above. You may terminate this Agreement at any time by (i) requesting Licensor to terminate and delete your User Account that is used to access or use the Software using the method set forth in the Terms of Service or (ii) destroying and/or deleting any and all copies of all Software in your possession, custody, or control. Deleting the Software from your Game Platform will not delete the information associated with your User Account, including any VC and VG associated with your User Account. If you reinstall the Software using the same User Account, then you may still have access to your prior User Account information, including any VC and VG associated with your User Account. However except as otherwise prohibited by applicable law, if your User Account is deleted upon termination of this Agreement for any reason, all VC and/or VG associated with your User Account will also be deleted, and you will no longer be available for use the Software or any VC or VG associated with your User Account. If this Agreement terminates due to your violation of this Agreement, Licensor may prohibit you from re-registering or re-accessing the Software. Upon any termination of this Agreement, you must destroy or return the physical copy of Software to Licensor, as well as permanently destroy all copies of the Software, accompanying documentation, associated materials, and all of its component parts in your possession or control, including from any client server, computer, gaming unit, or mobile device on which it has been installed. Upon termination of this Agreement, your rights to use the Software, including any VC or VG associated with your User Account, will terminate immediately, and you must cease all use of the Software. The termination of this Agreement will not affect our rights or your obligations arising under this Agreement.

37)	U.S. GOVERNMENT RESTRICTED RIGHTS
38)
The Software and documentation have been developed entirely at private expense and are provided as "Commercial Computer Software" or "restricted computer software." Use, duplication, or disclosure by the U.S. Government or a U.S. Government subcontractor is subject to the restrictions set forth in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Software clauses in DFARS 252.227-7013 or as set forth in subparagraph (c)(1) and (2) of the Commercial Computer Software Restricted Rights clauses at FAR 52.227-19, as applicable. The Contractor/Manufacturer is Licensor at the location listed below.

39)	EQUITABLE REMEDIES
40)
You hereby agree that if the terms of this Agreement are not specifically enforced, Licensor will be irreparably damaged, and therefore you agree that Licensor shall be entitled, without bond, other security, or proof of damages, to appropriate equitable remedies with respect any of this Agreement, including temporary and permanent injunctive relief, in addition to any other available remedies.

41)	TAXES AND EXPENSES
42)
You shall be responsible for and shall pay and shall indemnify and hold harmless Licensor and any and all of its affiliates, officers, directors, and employees against all taxes, duties, and levies of any kind imposed by any governmental entity with respect to the transactions contemplated under the this Agreement, including interest and penalties thereon (exclusive of taxes on Licensor's net income), irrespective of whether included in any invoice sent to you at any time by Licensor. You shall provide copies of any and all exemption certificates to Licensor if you are entitled to any exemption. All expenses and costs incurred by you in connection with your activities hereunder, if any, are your sole responsibility. You are not entitled to reimbursement from Licensor for any expenses, and will hold Licensor harmless therefrom.

43)	TERMS OF SERVICE
44)
All access to and use of the Software is subject to this Agreement, the applicable Software documentation, Licensor's Terms of Service, and Licensor's Privacy Policy, and all terms and conditions of the Terms of Service are hereby incorporated into this Agreement by this reference. These agreements represent the complete agreement between you and Licensor relating to use of the Software and related services and products and supersede and replace any prior agreements between you and Licensor, whether written or oral. To the extent there is a conflict between this Agreement and the Terms of Service, this Agreement shall control.

45)	MISCELLANEOUS
46)
If any provision of this Agreement is held to be unenforceable for any reason, such provision shall be reformed only to the extent necessary to make it enforceable and the remaining provisions of this Agreement shall not be affected.

47)	GOVERNING LAW
48)
This Agreement shall be construed (without regard to conflicts or choice of law principles) under the laws of the State of New York, as such law is applied to agreements between New York residents entered into and to be performed within New York, except as governed by federal law. Unless expressly waived by Licensor in writing for the particular instance or contrary to local law, the sole and exclusive jurisdiction and venue for actions related to the subject matter hereof shall be the state and federal courts located in Licensor's principal corporate place of business (New York County, New York, U.S.A.). You and Licensor consent to the jurisdiction of such courts and agree that process may be served in the manner provided herein for giving of notices or otherwise as allowed by New York state or federal law. You and Licensor agree that the UN Convention on Contracts for the International Sale of Goods (Vienna, 1980) shall not apply to this Agreement or to any dispute or transaction arising out of this Agreement.

49)	IF YOU HAVE ANY QUESTIONS CONCERNING THIS AGREEMENT, YOU MAY CONTACT US IN WRITING AT: TAKE-TWO INTERACTIVE SOFTWARE, INC., 622 BROADWAY, NEW YORK, NY 10012. 09102013v1
50)	Apple App Store Additional License Terms
51)
These license terms are in addition to all other terms of the Limited Software Warranty; License Agreement, and Information Use Disclosures. If any Software is provided to you through the Apple Inc. ("Apple") App Store, then the following additional terms and conditions in this paragraph apply. This Agreement is solely between you and Licensor, and not with Apple. You acknowledge that Apple has no obligation to furnish any maintenance or support services to you in connection with the Software. In the event of any failure of the Software to conform to the Limited Warranty in this Agreement, you may notify Apple, and Apple will refund the purchase price for the Software. Except for the foregoing, to the maximum extent permitted by applicable law, Apple will have no other warranty obligation whatsoever with respect to the Software. Any claim in connection with the Software related to product liability, a failure to conform to applicable legal or regulatory requirements, claims under consumer protection or similar legislation or intellectual property infringement are governed by this Agreement, and Apple is not responsible for such claims. You must comply with the App Store Terms of Service, including the Usage Rules. The license to the Software is a non-transferable license to use the Software only on an iPhone or iPod touch that you own or control. You represent that you are not located in any U.S. embargoed countries or on the U.S. Treasury Department's list of Specially Designated Nationals or the U.S. Department of Commerce Denied Person's list or Entity List. Apple is a third party beneficiary to this Agreement and may enforce this Agreement against you.
 All other terms and conditions of the EULA apply to your use of the Software.

APPENDIX C:
Revised: October 1, 2013
TERMS & CONDITIONS
This document constitutes an agreement (the “Agreement”) between you and the United States company Rockstar Games, Inc., its parents, subsidiaries, and affiliates, (the “Company,” “we,” “us,” and “our”) that governs the relationship between you and the Company with respect to your use of the Online Services. The Company provides access to the Online Services and any related services subject to your compliance with this Agreement. Thus, it is important that you carefully read and understand this Agreement.
This Internet website is the property of Rockstar Games, a wholly owned subsidiary of Take Two Interactive (collectively, the "Company").
The terms and conditions herein are in addition to and supplement the End User License Agreement at www.rockstargames.com/eula that governs the use of all software and services distributed by the Company.
1.	Description Of Online Services
2.	Trademark And Copyright Information
3.	Submissions
4.	Code Of Conduct
5.	Limited License By The Company
6.	License To The Company
7.	Making Purchases
8.	Ringtones, Wallpapers, And Other Mobile Device Services & Products
9.	Virtual Currency And Virtual Goods
10.	Warranty Disclaimer
11.	Void Where Prohibited

12.	Indemnification
13.	Litigation Issues
14.	Termination
15.	Miscellaneous
16.	Designated Agent Under the Digital Millenium Copyright Act
17.	Repeat Infringer Policy
18.	Patent Information
DESCRIPTION OF ONLINE SERVICES
Subject to full compliance with this Agreement, the Company may offer to provide certain products, services, and websites accessed through internet-capable hardware platforms including gaming consoles, personal computers, mobile computers, or smart phones, or in-game applications or software platforms including third-party hosts (collectively the "Online Services"). Online Services shall include, but not be limited to, any service or content the Company provides to you, including any materials displayed or performed. The Company may change, suspend or discontinue the Online Services for any reason, at any time, including the availability of any feature or content. The Company may also impose limits on certain features and services or restrict your access to parts or all of the Online Services without notice or liability.
TRADEMARK AND COPYRIGHT INFORMATION
All Online Services material, including, but not limited to, text, data, graphics, logos, button icons, images, audio clips, video clips, links, digital downloads, data compilations, and software is owned, controlled by, licensed to, or used with permission by the Company and is protected by copyright, trademark, and other intellectual property rights. The Online Services material is made available solely for your personal, non-commercial use and may not be copied, reproduced, republished, modified, uploaded, posted, transmitted, or distributed in any way, including by email or other electronic means, without the express prior written consent of the Company in each instance. You may download material intentionally made available for downloading through the Online Services for your personal, non-commercial use only, provided that you keep intact any and all copyright and other proprietary notices that may appear on such materials.
SUBMISSIONS
PLEASE NOTE: The Company welcomes input from the gaming community. However, any submissions to the Company of any nature whatsoever, whether through a posting on a Company website, email to the Company, mail, or any other means, becomes the sole and exclusive property of the Company, which shall have full right, title and interest thereto, including all copyrights(including the right to create a derivative work and the right of the original author in the exploitation of a derivative work), in all mediums now existing or hereafter created, and without any obligation to account, credit, or make any payment to the submitter for any use thereof. No purported reservation of rights incorporated in or accompanying any submission shall have any force or effect. By making a submission of any kind to the Company, you hereby agree to all of the foregoing.
CODE OF CONDUCT
The following rules, policies, and disclaimers shall govern and/or apply to your use of the Online Services.
You agree, by using the Online Services, that: (1) you will only use the Online Services for lawful purposes, in compliance with applicable laws, for your own personal, non-commercial use; (2) you will not restrict or inhibit any other user from using and enjoying the Online Services (for example, by means of harassment, hacking or defacement); (3) you will not use the Online Services to create, upload, or post any material that is knowingly false and/or defamatory, inaccurate, abusive, vulgar, obscene, profane, hateful, harassing, sexually oriented, threatening, invasive of one’s privacy, in violation of any law, or is inconsistent with community standards; (4) you will not post, upload, or create any copyrighted material using the Online Services unless you own the copyright in and to such material; (5) you will not post, upload, or transmit any information or software that contains a virus, worm, timebomb, cancelbot, trojan horse or other harmful, disruptive, or deleterious component; (6) you will not post, upload, create, or transmit materials in violation of another party’s copyright or other intellectual property rights; (7) you will not cheat or utilize any unauthorized robot, spider, or other program in connection with the Online Services; and (8) you will not impersonate any other individual or entity in connection with your use of the Online Services. All determinations will be made by the Company in its sole discretion.
When we provide Online Services involving user-created content (“UGC”), we do not review every piece of UGC, nor do we confirm the accuracy, validity, or originality of the UGC posted. We do not actively monitor the contents of the postings, nor are we responsible for the content of any postings. We do not vouch for, nor do we warrant the validity, accuracy, completeness, or usefulness of any UGC. The contents of the postings do not represent the views of the Company, its subsidiaries, or any person or property associated with the Company, the Online Services, or any website in the Company’s family of websites. If you feel that any posting is objectionable, we encourage you to use associated report functions or contact us by visiting www.rockstargames.com/support. We will remove objectionable content if we deem removal to be warranted. Please understand that removal or editing of any content is a manual process and might not occur immediately. We reserve the right to remove (or not) any UGC or content for any (or no) reason whatsoever. You remain solely responsible for your UGC, and you agree to indemnify and hold harmless the Company and its agents with respect to any claim based upon the transmission of your UGC. Posting of advertisements, chain letters, pyramid schemes, solicitations, and the like, are inappropriate and forbidden on the Online Services (including bulletin boards and chat rooms).
We reserve the right to reveal your identity (including whatever information we know about you) without notice to you in certain circumstances set forth in our Privacy Policy. Please visit www.rockstargames.com/privacy for more details.
LIMITED LICENSE BY THE COMPANY
The Company grants you a limited, non-sublicensable license to access and use the Online Services. Such license is subject to this Agreement and, as applicable, the software EULA located at www.rockstargames.com/eula, and specifically conditioned upon the following: (i) you may only view, copy and print portions of the Online Services for your own informational, personal and non-commercial use; (ii) you may not modify or otherwise make derivative uses of the Online Services, or any portion thereof; (iii) you may not remove or modify any copyright, trademark, or other proprietary notices that have been placed in the Online Services; (iv) you may not use any data mining, robots or similar data gathering or extraction methods; (v) you may not use the Online Services other than for their intended purpose; (vi) you may not reproduce, prepare derivative works from, distribute or display the Online Services, except as provided herein; and (vii) you must not violate the Code of Conduct set forth above.
Except as expressly permitted above, any use of any portion of the Online Services without the prior written permission of the Company is strictly prohibited and will terminate the license granted herein. Any such unauthorized use may also violate applicable laws, including without limitation copyright and trademark laws and applicable communications regulations and statutes. Unless explicitly stated herein, nothing in this Agreement may be construed as conferring any license to intellectual property rights, whether by estoppel, implication or otherwise. This license is revocable at any time.
You represent and warrant that your use of the Online Services will be consistent with this license, the EULA, and any other applicable agreements or policies, and will not infringe or violate the rights of any other party or breach any contract or legal duty to any other parties, or violate any applicable law. You expressly agree to indemnify the Company against any liability to any person arising out of your use of Online Services not in accordance with this Agreement. To request permission for uses of the Online Services not included in the foregoing license, you may write to the Company at webmaster@take2games.com.
LICENSE TO THE COMPANY
By creating UGC, posting messages, uploading files, creating files, inputting data, or engaging in any form of communication with or through the Online Services, you are granting the Company a royalty-free, perpetual, non-exclusive, unrestricted, worldwide license to: (1) use, copy, sublicense, adapt, transmit, publicly perform, or display any such material; and (2) sublicense to third parties the unrestricted right to exercise any of the foregoing rights granted with respect to the material. The foregoing grants shall include the right to exploit any proprietary rights in such material, including but not limited to rights under copyright, trademark, service mark, or patent laws under any relevant jurisdiction. Please consult the EULA at www.rockstargames.com/eula for additional license terms related to our software.
MAKING PURCHASES
If you wish to purchase products or services described in the Online Services, you may be asked to supply certain information including credit card or other payment information. You agree that all information that you provide will be accurate, complete, and current. You agree to pay all charges, including shipping and handling charges, incurred by users of your credit card or other payment mechanism at the prices in effect when such charges are incurred. You will also be responsible for paying any applicable taxes relating to your purchases. Please review the Company’s privacy policy at www.rockstargames.com/privacy before submitting such information.
RINGTONES, WALLPAPERS, AND OTHER MOBILE DEVICE SERVICES & PRODUCTS
Certain mobile phone handsets and carriers offer services that enable consumers to select and purchase directly through their mobile devices various digital mobile products. The Online Services may also offer the ability to select and purchase various digital mobile products that will be delivered to your mobile device. These digital mobile products offerings and products may enable the consumer to customize their mobile device or mobile device service (for example with ringtones or wallpaper), or allow the consumer to select certain video or audio files that can be viewed or listened to whenever the consumer chooses. All or some of the digital mobile products offerings may not be available on, transmissible to, or compatible with all mobile devices. As a result, consumers may not be able to access, purchase or make use of all the services or offerings. Any attempt to purchase these products or services may result in mobile carrier charges being separately billed to your mobile device account for SMS messaging or other communications. In addition, the consumer may be separately billed by the mobile carrier for the actual product, service or offering selected. In the event the consumer has a call waiting and an incoming call is received while accessing or ordering any mobile product or service, such product, service or other offering may be interrupted or may not completely download. You can unsubscribe from any subscription service by following the instructions in the message or on the website related to the product. Please see http://www.rockstargames.com/support for support information regarding our other products.
VIRTUAL CURRENCY AND VIRTUAL GOODS
The Online Services, including software, may offer the ability to purchase and/or earn via gameplay a limited license to use virtual currency and/or virtual goods exclusively within applicable software and services provided by the Company. Such license is subject to and specifically conditioned upon your acceptance of, and compliance with, the EULA, this Agreement and any other applicable policies or agreements. All in-game Virtual Currency and/or Virtual Goods may be consumed or lost by players in the course of gameplay according to the game’s rules applicable to currency and goods, which may vary. See the EULA at www.rockstargames.com/eula for more details.
WARRANTY DISCLAIMER

THE COMPANY MAY PROVIDE LINKS AND POINTERS TO INTERNET WEBSITES MAINTAINED BY THIRD PARTIES (“THIRD-PARTY SITES”) AND MAY, FROM TIME TO TIME, PROVIDE THIRD-PARTY MATERIALS ON ITS WEBSITES. NEITHER THE COMPANY, ITS PARENT OR SUBSIDIARY COMPANIES, NOR THEIR AFFILIATES, ENDORSE, TAKE RESPONSIBILITY FOR, OPERATE OR CONTROL IN ANY RESPECT ANY INFORMATION, PRODUCTS, OR SERVICES ON THESE THIRD-PARTY SITES. THE MATERIALS ON COMPANY WEBSITES AND THE THIRD-PARTY SITES ARE PROVIDED “AS IS” AND “AS AVAILABLE” WITH NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT. YOU ASSUME TOTAL RESPONSIBILITY AND RISK FOR YOUR USE OF COMPANY WEBSITES AND THE ONLINE SERVICES.

VOID WHERE PROHIBITED
Although Company Online Services are accessible worldwide, not all products or services are available to all persons or in all geographic locations. The Company reserves the right to limit, in its sole discretion, the provision and quantity of any product or service to any person or geographic area it so desires. Any offer for any product or service made is void where prohibited.
INDEMNIFICATION
You agree to indemnify, defend, and hold harmless the Company and its affiliated companies, officers, directors, employees, agents, licensors, and suppliers from and against all losses, expenses, damages, and costs, including reasonable attorneys’ fees, resulting from any violation by you of this Agreement. The Company reserves the right to assume the exclusive defense and control of any matter subject to indemnification by you.
LITIGATION ISSUES
This Agreement is entered into in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, exclusive of its choice of law rules. You and the Company agree to submit to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the City of New York in the State of New York, and waive any jurisdictional, venue, or inconvenient forum objections to such courts. You and the Company further agree as follows: (i) any claim brought to enforce this Agreement must be commenced within two (2) years of the cause of action accruing; (ii) no recovery may be sought or received for damages other than out-of-pocket expenses, except that the prevailing party will be entitled to costs and attorneys’ fees; and (iii) any claim must be brought individually and not consolidated as part of a group or class action complaint.
TERMINATION
The Company may terminate or suspend any and all Online Services and any registered account immediately, without prior notice or liability, for any reason, including if you breach any terms and conditions of this Agreement. Upon termination of your account, your right to use the Online Services will immediately cease. If you wish to terminate your account, you may simply discontinue using the Online Services. All provisions of this Agreement which by their nature should survive termination shall survive termination, including, without limitation, ownership provisions, warranty disclaimers, indemnity and limitations of liability.
MISCELLANEOUS
In the event that any of the provisions of this Agreement are held by a court or other tribunal of competent jurisdiction to be unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect. This Agreement, along with the Privacy Policy located at www.rockstargames.com/privacy and the EULA, constitutes the entire agreement between you and the Company pertaining to the subject matter hereof, and any and all written or oral agreements heretofore existing between you and the Company with respect to the subject matter of this Agreement are expressly canceled. The Company may modify the terms of this Agreement at any time in its sole discretion by posting a revised Agreement or, in the case of a material modification, by posting notice of such modification on the website page entitled “Legal Notices” or “Legal Information” (or similar title) before the modification takes effect.
DESIGNATED AGENT UNDER THE DIGITAL MILLENNIUM COPYRIGHT ACT
The Digital Millennium Copyright Act (“DMCA”) provides a mechanism for notifying service providers of claims of unauthorized use of copyrighted materials. Under the DMCA, a claim must be sent to the service provider’s designated agent. If you believe in good faith that the Company should be notified of a possible online copyright infringement involving any Online Service, please notify the Company’s designated agent:
Service Provider: Take-Two Interactive Software, Inc.
Address of Designated Agent:
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012
Attention: General Counsel
Telephone Number of Designated Agent: 646-536-2842
Facsimile Number of Designated Agent: 646-941-3566
 Email Address of Designated Agent: copyright@take2games.com
Please be aware that, in order to be effective, your notice of claim must comply with the detailed requirements set forth in the DMCA. You are encouraged to review them (see 17 U.S.C. Sec. 512(c)(3)) before sending your notice of claim.
To meet the notice requirements under the DMCA, the notification must be a written communication that includes the following: To meet the notice requirements under the DMCA, the notification must be a written communication that includes the following: (1) A physical or electronic signature of a person authorized to act on behalf of the owner of an exclusive right that is allegedly infringed; (2) Identification of the copyrighted work claimed to have been infringed, or, if multiple copyrighted works at a single online site are covered by a single notification, a representative list of such works at that site; (3) Identification of the material that is claimed to be infringing or to be the subject of infringing activity and that is to be removed or access to which is to be disabled, and information reasonably sufficient to permit us to locate the material; (4) Information reasonably sufficient to permit us to contact the complaining party, such as an address, telephone number and, if available, an electronic mail address at which the complaining party may be contacted; (5) A statement that the complaining party has a good-faith belief that use of the material in the manner complained of is not authorized by the copyright owner, its agent or the law; and (6) A statement that the information in the notification is accurate, and under penalty of perjury, that the complaining party is authorized to act on behalf of the owner of an exclusive right that is allegedly infringed.
REPEAT INFRINGER POLICY
In accordance with the DMCA and other applicable law, the Company has adopted a policy of terminating, in appropriate circumstances and at Company’s sole discretion, registered accounts deemed to be repeat infringers. The Company may also at its sole discretion limit access to the Online Services and/or terminate the account of anyone who infringes any intellectual property rights of others, whether or not there is any repeat infringement.

APPENDIX D:
TAKE-TWO INTERACTIVE SOFTWARE, INC. TERMS OF SERVICE
Revised: September 27, 2013
TERMS & CONDITIONS
This document constitutes an agreement (the "Agreement") between you and the United States company Take-Two Interactive Software, Inc., its parents, subsidiaries, and affiliates, (the "Company," "we," "us," and "our") that governs the relationship between you and the Company with respect to your use of the Online Services. The Company provides access to the Online Services and any related services subject to your compliance with this Agreement. Thus, it is important that you carefully read and understand this Agreement.
The terms and conditions herein are in addition to and supplement the End User License Agreement at www.take2games.com/eula that governs the use of all software and services distributed by the Company.
•	Description of Online Services
•	Trademark And Copyright Information
•	Submissions
•	Code Of Conduct
•	Limited License By The Company
•	License To The Company
•	Making Purchases
•	Ringtones, Wallpapers, And Other Mobile Device Services & Products
•	Virtual Currency And Virtual Goods
•	Warranty Disclaimer
•	Void Where Prohibited

•	Indemnification
•	Litigation Issues
•	Termination
•	Miscellaneous
•	Designated Agent Under the Digital Millennium Copyright Act
•	Repeat Infringer Policy
•	Patent Information
DESCRIPTION OF ONLINE SERVICES
Subject to full compliance with this Agreement, the Company may offer to provide certain products, services, and websites accessed through internet-capable hardware platforms including gaming consoles, personal computers, mobile computers, or smart phones, or in-game applications or software platforms including third-party hosts (collectively the "Online Services"). Online Services shall include, but not be limited to, any service or content the Company provides to you, including any materials displayed or performed. The Company may change, suspend or discontinue the Online Services for any reason, at any time, including the availability of any feature or content. The Company may also impose limits on certain features and services or restrict your access to parts or all of the Online Services without notice or liability.
TRADEMARK AND COPYRIGHT INFORMATION
All Online Services material, including, but not limited to, text, data, graphics, logos, button icons, images, audio clips, video clips, links, digital downloads, data compilations, and software is owned, controlled by, licensed to, or used with permission by the Company and is protected by copyright, trademark, and other intellectual property rights. The Online Services material is made available solely for your personal, non-commercial use and may not be copied, reproduced, republished, modified, uploaded, posted, transmitted, or distributed in any way, including by email or other electronic means, without the express prior written consent of the Company in each instance. You may download material intentionally made available for downloading through the Online Services for your personal, non-commercial use only, provided that you keep intact any and all copyright and other proprietary notices that may appear on such materials.
SUBMISSIONS
PLEASE NOTE: The Company welcomes input from the gaming community. However, any submissions to the Company of any nature whatsoever, whether through a posting on a Company website, email to the Company, mail, or any other means, becomes the sole and exclusive property of the Company, which shall have full right, title and interest thereto, including all copyrights(including the right to create a derivative work and the right of the original author in the exploitation of a derivative work), in all mediums now existing or hereafter created, and without any obligation to account, credit, or make any payment to the submitter for any use thereof. No purported reservation of rights incorporated in or accompanying any submission shall have any force or effect. By making a submission of any kind to the Company, you hereby agree to all of the foregoing.
CODE OF CONDUCT
The following rules, policies, and disclaimers shall govern and/or apply to your use of the Online Services.
You agree, by using the Online Services, that: (1) you will only use the Online Services for lawful purposes, in compliance with applicable laws, for your own personal, non-commercial use; (2) you will not restrict or inhibit any other user from using and enjoying the Online Services (for example, by means of harassment, hacking or defacement); (3) you will not use the Online Services to create, upload, or post any material that is knowingly false and/or defamatory, inaccurate, abusive, vulgar, obscene, profane, hateful, harassing, sexually oriented, threatening, invasive of one’s privacy, in violation of any law, or is inconsistent with community standards; (4) you will not post, upload, or create any copyrighted material using the Online Services unless you own the copyright in and to such material; (5) you will not post, upload, or transmit any information or software that contains a virus, worm, timebomb, cancelbot, trojan horse or other harmful, disruptive, or deleterious component; (6) you will not post, upload, create, or transmit materials in violation of another party’s copyright or other intellectual property rights; (7) you will not cheat or utilize any unauthorized robot, spider, or other program in connection with the Online Services; and (8) you will not impersonate any other individual or entity in connection with your use of the Online Services. All determinations will be made by the Company in its sole discretion.
When we provide Online Services involving user-created content ("UGC"), we do not review every piece of UGC, nor do we confirm the accuracy, validity, or originality of the UGC posted. We do not actively monitor the contents of the postings, nor are we responsible for the content of any postings. We do not vouch for, nor do we warrant the validity, accuracy, completeness, or usefulness of any UGC. The contents of the postings do not represent the views of the Company, its subsidiaries, or any person or property associated with the Company, the Online Services, or any website in the Company’s family of websites. If you feel that any posting is objectionable, we encourage you to use associated report functions or contact us by visiting www.take2games.com/support. We will remove objectionable content if we deem removal to be warranted. Please understand that removal or editing of any content is a manual process and might not occur immediately. We reserve the right to remove (or not) any UGC or content for any (or no) reason whatsoever. You remain solely responsible for your UGC, and you agree to indemnify and hold harmless the Company and its agents with respect to any claim based upon the transmission of your UGC. Posting of advertisements, chain letters, pyramid schemes, solicitations, and the like, are inappropriate and forbidden on the Online Services (including bulletin boards and chat rooms).
We reserve the right to reveal your identity (including whatever information we know about you) without notice to you in certain circumstances set forth in our Privacy Policy. Please visit www.take2games.com/privacy for more details.
LIMITED LICENSE BY THE COMPANY
The Company grants you a limited, non-sublicensable license to access and use the Online Services. Such license is subject to this Agreement and, as applicable, the software EULA located at www.take2games.com/eula, and specifically conditioned upon the following: (i) you may only view, copy and print portions of the Online Services for your own informational, personal and non-commercial use; (ii) you may not modify or otherwise make derivative uses of the Online Services, or any portion thereof; (iii) you may not remove or modify any copyright, trademark, or other proprietary notices that have been placed in the Online Services; (iv) you may not use any data mining, robots or similar data gathering or extraction methods; (v) you may not use the Online Services other than for their intended purpose; (vi) you may not reproduce, prepare derivative works from, distribute or display the Online Services, except as provided herein; and (vii) you must not violate the Code of Conduct set forth above.
Except as expressly permitted above, any use of any portion of the Online Services without the prior written permission of the Company is strictly prohibited and will terminate the license granted herein. Any such unauthorized use may also violate applicable laws, including without limitation copyright and trademark laws and applicable communications regulations and statutes. Unless explicitly stated herein, nothing in this Agreement may be construed as conferring any license to intellectual property rights, whether by estoppel, implication or otherwise. This license is revocable at any time.
You represent and warrant that your use of the Online Services will be consistent with this license, the EULA,and any other applicable agreements or policies, and will not infringe or violate the rights of any other party or breach any contract or legal duty to any other parties, or violate any applicable law. You expressly agree to indemnify the Company against any liability to any person arising out of your use of Online Services not in accordance with this Agreement. To request permission for uses of the Online Services not included in the foregoing license, you may write to the Company at webmaster@take2games.com.
LICENSE TO THE COMPANY
By creating UGC, posting messages, uploading files, creating files, inputting data, or engaging in any form of communication with or through the Online Services, you are granting the Company a royalty-free, perpetual, non-exclusive, unrestricted, worldwide license to: (1) use, copy, sublicense, adapt, transmit, publicly perform, or display any such material; and (2) sublicense to third parties the unrestricted right to exercise any of the foregoing rights granted with respect to the material.The foregoing grants shall include the right to exploit any proprietary rights in such material, including but not limited to rights under copyright, trademark, service mark, or patent laws under any relevant jurisdiction. Please consult the EULA at www.take2games.com/eula for additional license terms related to our software.
MAKING PURCHASES
If you wish to purchase products or services described in the Online Services, you may be asked to supply certain information including credit card or other payment information. You agree that all information that you provide will be accurate, complete, and current. You agree to pay all charges, including shipping and handling charges, incurred by users of your credit card or other payment mechanism at the prices in effect when such charges are incurred. You will also be responsible for paying any applicable taxes relating to your purchases. Please review the the Company’s privacy policy at www.take2games.com/privacy before submitting such information.
RINGTONES, WALLPAPERS, AND OTHER MOBILE DEVICE SERVICES & PRODUCTS
Certain mobile phone handsets and carriers offer services that enable consumers to select and purchase directly through their mobile devices various digital mobile products. The Online Services may also offer the ability to select and purchase various digital mobile products that will be delivered to your mobile device. These digital mobile products offerings and products may enable the consumer to customize their mobile device or mobile device service (for example with ringtones or wallpaper), or allow the consumer to select certain video or audio files that can be viewed or listened to whenever the consumer chooses. All or some of the digital mobile products offerings may not be available on, transmissible to, or compatible with all mobile devices. As a result, consumers may not be able to access, purchase or make use of all the services or offerings. Any attempt to purchase these products or services may result in mobile carrier charges being separately billed to your mobile device account for SMS messaging or other communications. In addition, the consumer may be separately billed by the mobile carrier for the actual product, service or offering selected. In the event the consumer has a call waiting and an incoming call is received while accessing or ordering any mobile product or service, such product, service or other offering may be interrupted or may not completely download. You can unsubscribe from any subscription service by following the instructions in the message or on the website related to the product. Please see http://www.take2games.com/support for support information regarding our products.
VIRTUAL CURRENCY AND VIRTUAL GOODS
The Online Services, including software, may offer the ability to purchase and/or earn via gameplay a limited license to use virtual currency and/or virtual goods exclusively within applicable software and services provided by the Company. Such license is subject to and specifically conditioned upon your acceptance of, and compliance with, the EULA, this Agreement and any other applicable policies or agreements.All in-game Virtual Currency and/or Virtual Goods may be consumed or lost by players in the course of gameplay according to the game’s rules applicable to currency and goods, which may vary. See the EULA at www.take2games.com/eula for more details.
WARRANTY DISCLAIMER

THE COMPANY MAY PROVIDE LINKS AND POINTERS TO INTERNET WEBSITES MAINTAINED BY THIRD PARTIES ("THIRD-PARTY SITES") AND MAY, FROM TIME TO TIME, PROVIDE THIRD-PARTY MATERIALS ON ITS WEBSITES. NEITHER THE COMPANY, ITS PARENT OR SUBSIDIARY COMPANIES, NOR THEIR AFFILIATES, ENDORSE, TAKE RESPONSIBILITY FOR, OPERATE OR CONTROL IN ANY RESPECT ANY INFORMATION, PRODUCTS, OR SERVICES ON THESE THIRD-PARTY SITES. THE MATERIALS ON COMPANY WEBSITES AND THE THIRD-PARTY SITES ARE PROVIDED "AS IS" AND "AS AVAILABLE" WITH NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT. YOU ASSUME TOTAL RESPONSIBILITY AND RISK FOR YOUR USE OF COMPANY WEBSITES AND THE ONLINE SERVICES.
VOID WHERE PROHIBITED
Although Company Online Services are accessible worldwide, not all products or services are available to all persons or in all geographic locations. The Company reserves the right to limit, in its sole discretion, the provision and quantity of any product or service to any person or geographic area it so desires. Any offer for any product or service made is void where prohibited.
INDEMNIFICATION
You agree to indemnify, defend, and hold harmless the Company and its affiliated companies, officers, directors, employees, agents, licensors, and suppliers from and against all losses, expenses, damages, and costs, including reasonable attorneys’ fees, resulting from any violation by you of this Agreement. The Company reserves the right to assume the exclusive defense and control of any matter subject to indemnification by you.
LITIGATION ISSUES
This Agreement is entered into in the State of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, exclusive of its choice of law rules. You and the Company agree to submit to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the City of New York in the State of New York, and waive any jurisdictional, venue, or inconvenient forum objections to such courts. You and the Company further agree as follows: (i) any claim brought to enforce this Agreement must be commenced within two (2) years of the cause of action accruing; (ii) no recovery may be sought or received for damages other than out-of-pocket expenses, except that the prevailing party will be entitled to costs and attorneys’ fees; and (iii) any claim must be brought individually and not consolidated as part of a group or class action complaint.
TERMINATION
The Company may terminate or suspend any and all Online Services and any registered account immediately, without prior notice or liability, for any reason, including if you breach any terms and conditions of this Agreement. Upon termination of your account, your right to use the Online Services will immediately cease. If you wish to terminate your account, you may simply discontinue using the Online Services. All provisions of this Agreement which by their nature should survive termination shall survive termination, including, without limitation, ownership provisions, warranty disclaimers, indemnity and limitations of liability.
MISCELLANEOUS
In the event that any of the provisions of this Agreement are held by a court or other tribunal of competent jurisdiction to be unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect. This Agreement,along with the Privacy Policy located at www.take2games.com/privacy and the EULA,constitutes the entire agreement between you and the Company pertaining to the subject matter hereof, and any and all written or oral agreements heretofore existing between you and the Company with respect to the subject matter of this Agreement are expressly canceled. The Company may modify the terms of this Agreement at any time in its sole discretion by posting a revised Agreement or, in the case of a material modification, by posting notice of such modification on the website page entitled "Legal Notices" or "Legal Information" (or similar title) before the modification takes effect.
DESIGNATED AGENT UNDER THE DIGITAL MILLENNIUM COPYRIGHT ACT
The Digital Millennium Copyright Act ("DMCA") provides a mechanism for notifying service providers of claims of unauthorized use of copyrighted materials. Under the DMCA, a claim must be sent to the service provider’s designated agent. If you believe in good faith that the Company should be notified of a possible online copyright infringement involving any Online Service, please notify the Company’s designated agent:
Service Provider: Take-Two Interactive Software, Inc.
Address of Designated Agent:
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012
Attention: General Counsel
Telephone Number of Designated Agent: 646-536-2842
Facsimile Number of Designated Agent: 646-941-3566
Email Address of Designated Agent: copyright@take2games.com

Please be aware that, in order to be effective, your notice of claim must comply with the detailed requirements set forth in the DMCA. You are encouraged to review them (see 17 U.S.C. Sec. 512(c)(3)) before sending your notice of claim.
To meet the notice requirements under the DMCA, the notification must be a written communication that includes the following: (1) A physical or electronic signature of a person authorized to act on behalf of the owner of an exclusive right that is allegedly infringed; (2) Identification of the copyrighted work claimed to have been infringed, or, if multiple copyrighted works at a single online site are covered by a single notification, a representative list of such works at that site; (3) Identification of the material that is claimed to be infringing or to be the subject of infringing activity and that is to be removed or access to which is to be disabled, and information reasonably sufficient to permit us to locate the material; (4) Information reasonably sufficient to permit us to contact the complaining party, such as an address, telephone number and, if available, an electronic mail address at which the complaining party may be contacted; (5) A statement that the complaining party has a good-faith belief that use of the material in the manner complained of is not authorized by the copyright owner, its agent or the law; and (6) A statement that the information in the notification is accurate, and under penalty of perjury, that the complaining party is authorized to act on behalf of the owner of an exclusive right that is allegedly infringed.
REPEAT INFRINGER POLICY
In accordance with the DMCA and other applicable law, the Company has adopted a policy of terminating, in appropriate circumstances and at Company’s sole discretion, registered accounts deemed to be repeat infringers. The Company may also at its sole discretion limit access to the Online Services and/or terminate the account of anyone who infringes any intellectual property rights of others, whether or not there is any repeat infringement.

PATENT INFORMATION
For NBA 2K video games: U.S. Patent No. 8,390,621; U.S. Patent No. 8,678,894; U.S. Patent No. 8,684,819; U.S. Patent No. 8,142,268; U.S. Patent No. 8,016,664; Patent Pending. All rights reserved.
For BioShock video games: U.S. Patent No. 8,237,722; U.S. Patent No. 8,368,693; Patent Pending. All rights reserved.

APPENDIX E:

 Last updated on October 1, 2013

Rockstar Games, Inc., a United States company, its parent and its subsidiaries (collectively the "Company"), respects the privacy rights of our users and is committed to protecting the information collected through its products, services, and websites accessed through any internet-capable hardware platform including gaming consoles, personal computers, mobile computers, or smart phones, or in-game applications or any software platform including third-party hosts (collectively the "Online Services"). We have adopted this privacy policy to explain how we collect, store, disclose, transfer, protect, and otherwise use the information collected in connection with our Online Services (the "Privacy Policy").
PLEASE READ THE FOLLOWING PRIVACY POLICY CAREFULLY. BY REGISTERING FOR OR USING OUR ONLINE SERVICES, YOU AGREE THAT (i) WE MAY TRANSFER, PROCESS, AND STORE YOUR ACCOUNT INFORMATION IN THE UNITED STATES OF AMERICA AND OTHER COUNTRIES THAT MAY HAVE DIFFERENT PRIVACY PROTECTIONS THAN YOUR COUNTRY; (ii) WE MAY PROCESS YOUR DATA IN ACCORDANCE WITH THE FOLLOWING PRIVACY POLICY; (iii) YOU ARE BOUND BY OUR PRIVACY POLICY; AND (iv) YOU WILL ABIDE BY OUR TERMS & CONDITIONS, CODE OF CONDUCT, AND ANY OTHER POLICIES THAT MAY APPLY. THIS PRIVACY POLICY SUPPLEMENTS THE PRIVACY DISCLOSURES PROVIDED TO YOU WITH YOUR SOFTWARE PRODUCT AND/OR BY YOUR CONSOLE MANUFACTURER.
In connection with specific websites, the Company has been awarded TRUSTe's Privacy Seal signifying that this Privacy Policy and practices have been reviewed by TRUSTe for compliance with TRUSTe's program requirements including transparency, accountability, and choice regarding the collection and use of your personal information. TRUSTe's mission, as an independent third party, is to accelerate online trust among consumers and organizations globally through its leading privacy trustmark and innovative trust solutions. If you have questions or complaints regarding our Privacy Policy or practices, please contact us at privacypolicy@take2games.com. If you are not satisfied with our response you can contact TRUSTe at www.truste.com/watchdog/request. THE TRUSTe PROGRAM COVERS SPECIFIC WEBSITES; IT DOES NOT COVER INFORMATION THAT MAY BE COLLECTED THROUGH SOFTWARE.
This Privacy Policy will explain:
•	Who this Privacy Policy applies to
•	What this Privacy Policy applies to
•	What personal and other information may be collected
•	What gameplay information we may collect
•	Special Notes Regarding Certain Information, Including Public Information, Resumes, Investor Relations, Email Correspondence, and Member Names/Gaming Console IDs
•	The consequences, if any, resulting from your refusal to provide personal information
•	How we use cookies, track IP Addresses, or use other passive means to collect information
•	Who, if anyone, is collecting your personal information and how it will be used
•	With whom, if anyone, your personal information will be shared
•	What choices you have with regard to the use of your personal information
•	Links to other parties
•	Whether personal information is collected from Children under 13
•	How we protect your information
•	Your California Privacy Rights.
•	Where information is stored
•	What other Company terms apply
•	What other third-party terms apply
•	How to ask questions or file a complaint

WHO THIS PRIVACY POLICY APPLIES TO
This Privacy Policy applies to all Online Services users and, except as noted, all Online Services are being offered in the United States by the Company. For Online Services offered by Rockstar Games used by residents of the European Union, the company Take-Two Interactive Software Europe Limited, ICO Registration No. Z1336431, is the data controller responsible for your personal information.

WHAT THIS PRIVACY POLICY APPLIES TO
This Privacy Policy applies to the Company's Online Services, including the TRUSTe certified Company websites, mobile applications, and other services that link to it or display it. In addition, the Company may also own several other domain names that relate to its labels, feature its products, or point to its websites, and we may from time to time add new sites and services. To view a complete list of these TRUSTe certified Company sites, please click on the TRUSTe seal on this page.
The Company complies with the U.S. - E.U. Safe Harbor framework and the U.S. - Swiss Safe Harbor framework as set forth by the U.S. Department of Commerce regarding the collection, use, and retention of personal data from European Union member countries and Switzerland. The Company has certified that it adheres to the Safe Harbor Privacy Principles of notice, choice, onward transfer, security, data integrity, access, and enforcement. To learn more about the Safe Harbor program, and to view our certification, please visit http://www.export.gov/safeharbor/.
Please note that this Privacy Policy applies only to information submitted and collected online through the Online Services, and does not apply to information that may be collected by the Company offline. In addition, this Privacy Policy does not apply to websites or services maintained by other companies or organizations (such as those who promote the Company's products and services or sell related items) and the Company cannot and does not guarantee the security of any personal information disclosed to those third parties. In addition, please note that we may hire vendors (agents or contractors) to collect personal information on our behalf and in such cases such vendors will be instructed to comply with this Privacy Policy. These vendors may not use your personal information for their own marketing purposes.
We use the third-party service provider Arvato Digital Services as our online official re-seller and for certain in-game sales functions. Other third-party service providers may be connected to other in-game sales functions; please review the Terms & Conditions of each product for more details. As indicated at the point of purchase, such transactions are between you and the third-party service provider and they are subject to the third-party service provider’s privacy policy and terms of service.
We also use third parties for various services related to the Online Services, including customer support, technical support, contest data collection, and email fulfillment. When you enter a contest or sign up to receive a newsletter, we may share your personal information as necessary for third parties to provide services on our behalf. These third parties are not permitted to use such information for their own marketing purposes.
We reserve the right to make changes to this Privacy Policy. Please check back from time to time to ensure that you are aware of these changes. If we make a material change to this Privacy Policy, we will notify you here, by email, or by means of a notice on our home page. If necessary we will give you additional choices regarding such change in these notices. Your continued use of the Online Services will signify your acceptance of these changes.
You may choose to voluntarily provide us with various personal information and non-personal information through your use of the Online Services. We also may use "cookies" and other passive technologies including clear gifs to collect certain non-personal information from you in connection with your use of the Online Services, such as the pages you visit and the features you use. Our cookies are linked to personal information.
WHAT PERSONAL AND OTHER INFORMATION DOES THE COMPANY COLLECT?
Personal information is information that identifies you and that may be used to contact you online or offline. The Company collects personal information from you on a voluntary basis. When you submit personal information to the Company, it will usually take the form of:
•	Registration for Online Services, websites, jobs, products, contests, and special events;

•	Subscribing to newsletters or alerts;
•	Posting in or commenting on our message boards, forums, news blogs, chat rooms, or other Online Services;
•	Purchasing a product or services through our online stores;
•	Purchasing DLC, virtual items, or virtual currency for use with our software and/or Online Services;
•	Using "tell a friend," "email this page," or other E-Card features;
•	Requesting technical support;
•	Downloading demos, programs, or other software;
•	Participating in polls, surveys, and questionnaires; or
•
Otherwise through use of our software, including console products, mobile products, and personal computer products, and through the use of our online products or Online Services where personal information is required for use and/or participation.

The types of information collected in connection with the activities listed above will vary depending on the activity. The information we collect may include personal information such as your first and/or last name, e-mail address, phone number, photo, mailing address, or payment information. In addition, we may collect demographic and non-personal information about you or your systems, such as your age, gender, date of birth, zip code, hardware configuration, console ID, software products played, survey data, purchases, IP address and the systems you have played on. If such information is collected for an activity that also requires personal information, we may combine the information with your personal information. Prize winners may be required to provide additional information for prize fulfillment.
If you use, purchase, or register for an Online Service through a third-party service such as a gaming console's network service, an internet based gaming service, or a social network website, or request that we associate a Company account with a third-party service account, then limited user account personal information may be transferred to the Company as part of the registration process and we may be able to collect information about your use of the Online Services. For example, if you purchase virtual currency through a gaming console service, that gaming console service will provide us with information to effectuate the transaction, including the amount of virtual currency purchased and a means to identify your Online Service account.
When you use an application on a Social Networking Site ("SNS"), you allow us to access certain information from your profile from that SNS. The information you allow us to access is affected by the privacy settings you establish at the SNS. For example, our Facebook applications may access and store some or all of the following information, as allowed by you, the SNS and your preferences: your "basic information" you have shared with everyone on the SNS; your profile picture or its URL; your friends list, your user ID number, which is linked to publicly available information such as name and profile photo; or other information indicated as part of the "Request for Permission" prompt from the SNS. Your agreement to share this information takes place when you "accept" (or similar terms) one of our applications on an SNS. Once your information is received from an SNS, that information is stored and used by us in accordance with this Privacy Policy. The Company is not responsible for the terms, policies, disclosures or actions of any SNS.
When you use Facebook Connect, OpenID or another multisite ID to log in to an Online Service, those ID services will authenticate your identity and provide you the option to share certain personal information with us to pre-populate our sign up form. Depending on your account settings, multisite IDs may also provide other information to us. Please check the terms of those services before using them to log into an Online Service. When you play certain software products published by the Company, information about your gameplay may be collected and transmitted to the Company through network services or any other internet connection method used by the hardware on which you play such games (collectively and individually your "Internet Connection"). See "What Gameplay Information Does the Company Collect?" below for further details.
WHAT GAMEPLAY INFORMATION DOES THE COMPANY COLLECT?
When you use products or services on internet-capable hardware, the Company may receive information regarding your gameplay without any additional notice to you or actions taken by you. The Company will not receive personal information such as your name and address, but may receive other information such as a console ID, gaming service ID, game achievements, game scores and performance, IP address, MAC address, or other device ID, other console/device use information, or other information and statistics regarding your usage of the games. Information about gameplay may be collected while you are offline and transmitted to the Company when you next connect to the Internet whether or not you are currently logged into your Internet Connection from your console, handheld, mobile device, computer, or other gaming platform. The Company may use such information as set forth in this Privacy Policy whether or not you register for or use the Online Services.
SPECIAL NOTES ABOUT CERTAIN INFORMATION
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Member Names & IDs/Gaming Consoles/Social Network Services/Other Third-Party Services: Certain Online Services offered by the Company, including multiplayer gaming and specialized websites, use third-party services to (i) provide authentication for Online Services; or (ii) associate a Company service account with a third-party account such as a Gaming Console ID, Gaming Network Service account, or Social Network Service account. When you use a third-party authentication service or link your Company account with a third-party account, you will be asked to provide account information associated with that third-party account. Certain membership information may be transferred automatically to the Company when you register to join an Online Service from a third-party gaming network system or link your Online Service membership with a third-party service, such as your friend’s list on that gaming network or social network service.

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Public Information Including Message Boards, User Generated Content, Forums, News Blogs, Comments, User Profiles and Chat Rooms: Whenever you give out personal information in public areas such as on a message board, chat room, comment field, or profile page, that information can be collected and used by other people. Information that you disclose in any of these forums is public information, and there is no expectation of privacy or confidentiality there. You should be aware that any personal information you submit in the course of these public activities can be read, collected, or used by other users of these forums, and could be used to send you unsolicited messages or identify you. If you post a video, image, photo, or other content through an Online Service for public view, you should be aware that these may be viewed, collected, copied, and/or used by other users without your consent. If your screen name or an ID contains your real name, then that name will be made publicly available on leaderboards and elsewhere. Therefore, you are strongly encouraged not to disclose personal information while using our services or use personal information to identify yourself while using our services. We are not responsible for any public information or content you post using our Online Services.

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E-mail Correspondence: We may provide e-mail addresses or forms to which visitors can send us questions or comments, or which visitors can use to request customer support. In the process of receiving and responding to such requests, we may collect personal information about you, such as your e-mail address or any other personal data contained in the body of your e-mail message. By allowing you to send us these requests, we are not attempting to solicit personal information from you. We only use the information for the purpose of responding to your questions and/or comments or to provide customer support. In most cases, your message is deleted immediately after we've resolved your inquiry; however, in some instances, copies of your requests may be kept on file for our records, for quality control purposes, or to provide ongoing support services you have requested. If we have actual knowledge that the person with whom we're communicating is a child under the age of thirteen, we delete the child's e-mail address and message immediately after responding.

 In addition to responding to your email correspondence and sending you information you have requested via our email lists, we send activation emails and other transactional emails to your e-mail address as necessary. You may not opt out of these communications, which are not promotional in nature. If you do not wish to receive them, you have the option to deactivate your account.

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Resumes: The Company allows for the online submission of resumes. Personal information collected from resumes will be used solely for the purpose of accepting and evaluating candidate submissions for job postings, and is therefore not governed by this Privacy Policy. Information obtained from resumes may be shared within the Company by parents, subsidiaries, or affiliates.

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Investor Relations: The Company provides investor relations materials on its websites. Personal information collected on the investor relations' portion of the Take-Two Interactive Software, Inc. website is used solely in a business capacity and is not governed by this Privacy Policy.

WHAT HAPPENS IF I REFUSE TO PROVIDE MY PERSONAL INFORMATION?
Your refusal to submit personal information may limit your ability to participate in some activities, such as sweepstakes or the use of certain Online Services. However, as described above, regardless of registration we may nonetheless publish gameplay boards and multiplayer match records that contain certain information as a result of your use of the products, such as your player ID.
DO YOUR ONLINE SERVICES USE COOKIES, TRACK IP ADDRESSES, OR USE OTHER PASSIVE MEANS TO COLLECT INFORMATION?
The Company uses cookies, web beacons, and similar tracking devices for certain Online Services to collect information that is not personal. If you choose to provide us with personal information, it may be linked to the non-personal information stored by these technologies.
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Cookies: A "cookie" is a small bit of record-keeping information that websites often store on a user's computer. Our cookies do not include people's names, e-mail addresses, or other personal information; they are typically used to quickly identify a user's computer, browser, or device and to "remember" things about prior visits (such as the user's use of various features on the service). You can disable cookies or set your browser to alert you when cookies are being sent to your computer; however, disabling cookies may affect your ability to use certain Online Services.

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Flash Cookies: We may also use flash cookies, also known as "shared objects," on our sites that employ Flash technology. Flash cookies are small files similar to browser cookies and are used to remember the site's settings to personalize the look and feel of the site. Flash cookies only collect data in the aggregate. Like normal cookies, Flash cookies are represented as small software files, do not include people's names, e-mail addresses, or other personal information, and are not tied to your personal information. You can clear flash cookies already on your device by setting the Flash local storage setting to zero. You may also prevent Flash cookies from being placed by adjusting your preferences in the Macromedia Website Privacy Settings Panel at www.macromedia.com.

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Web Beacons: A "web beacon" is an electronic image that allows websites to count users who have visited certain pages or viewed certain advertisements. Web beacons, like cookies, do not include personal information.

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Internet Log Files: The Company may also keep track of IP addresses used to access its Online Services for various reasons. An IP address is a number that is used by a networked device and will identify your point of connection to the internet. Depending on your network configuration, it may also identify your computer, or other device. A MAC address or other device ID identifies one specific piece of hardware. These log files are tied to your personal information in certain circumstances, such as if you have linked your console user account to Online Service accounts offered by the Company.

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Analytic Metrics Tools and Other Technologies: Other information that may be passively collected by the Company includes log files that record information about your hardware, product use, service use, or website use, including website navigation and game telemetry activity. We also use these log file entries for our internal marketing, service design, technical support, and demographic studies, so we can constantly improve the Online Services we provide you.

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Advertising Service Providers: Some of our Online Services are supported by advertising provided by the Company or various third-party advertising agents, such as ad networks, data exchanges, traffic management service providers and marketing analytics service providers (“Advertising Service Providers”). Such Online Services may place and use cookies, web beacons, and similar technologies to collect information about your device and your use of Online Services. The information such Advertising Service Providers may collect, or we may share with them, includes your device’s type, IP address, MAC address or other device ID, browser type, language, operating system and generalized geographic location; the types of pages, content and ads you, or others who are using your device, visited or viewed and the frequency of your visit/viewing; and information regarding your use of or activities in connection with a website or Online Service (e.g., time spent using a mobile application or your purchases). This information may be collected or shared when you use an Online Service, click on a webpage or an advertisement, or launch one of our game or other mobile applications that you have installed, and may be used: (1) to ensure that an Advertising Service Provider is accurately and properly paid for an advertisement it placed on our behalf (e.g., an ad that led you to purchase or download one of our games or other mobile applications); (2) to help prevent you from seeing the same ads over and over again; (3) to help select and display targeted ads or other content on your computer or other device (such as on a website you are viewing or a mobile application you are using) that may be of particular interest to you; (4) to measure and analyze advertising effectiveness and/or traffic in our Online Services and determine the popularity of certain content; and (5) to monitor and analyze the usage of our Online Services, so that we can continually enhance and improve them.

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Third-party Advertisers: The Company works with various third-party advertising agents that use cookies, web beacons, and similar technologies to collect information. Please click on the links below to learn more about these vendors, their privacy policies, and the ability to opt out of their tracking programs. Please note that the inclusion of a vendor in the list below does not mean that the Company is currently using their services or that it is currently conducting any campaigns that use such technologies. We do not have access to or control of the third-party tracking technologies, and we encourage you to review their privacy policies before disclosing information to such parties.

AD-X

ATLAS

Doubleclick

Facebook

Google

Mediaplex

Nielsen/Netratings

Omniture

Playhaven Yahoo
Additional information about individual opt-out programs is available on the World Privacy Forum website at http://www.worldprivacyforum.org/cookieoptout.html. In addition to visiting the websites of each of the vendors listed above, you may opt out of certain targeted advertising by multiple third-party advertising networks at one time if they belong to the Network Advertising Initiative or the Digital Advertising Alliance. Visit the Network Advertising Initiative's website at http://www.networkadvertising.org/managing/opt_out.asp to select the applicable networks.

WHO IS COLLECTING MY INFORMATION AND HOW WILL IT BE USED?
When you submit information to the Company via our Online Services, or information is collected as described in this Privacy Policy, that information is received by the Company. The Company uses this information to send you promotional materials, to provide you with access to our services, to fulfill product orders, to fulfill "tell a friend" requests, and to respond to questions or technical problems. We also use your personal and other information for our internal marketing and demographic studies, so we can constantly improve the products and services we provide you and to better meet your needs.
Your participation in tournaments or other online game events is conditional upon our collection, use, storage, transmission and public display of statistical data (such as your scores, rankings, and achievements) generated through your participation.
Users of certain Online Services, such as the Rockstar Games Social Club, may be automatically entered into contests as a result of their membership and/or use of certain services. Check www.rockstargames.com/socialclub/events frequently for details regarding contests.
Online gaming and Social Networking Services are by their very nature open communities where gameplay information including user name, game activity, and leaderboard rankings are publicly posted for other people to see. Therefore, the Company will automatically post certain information, such as your Screen Name or ID and gameplay statistics, within the game, on Social Networking Services, on Online Services, or on specialized game websites. However, we will not post information that we know directly and clearly identifies you (such as your real name or email address) unless you provide that information voluntarily for such use. As with other gameplay information services, your gameplay, leaderboards, and multiplayer match information may appear nested in our games or third-party webpages via frames or widgets.
We may match and/or combine information collected in connection with various Online Services and display it publicly, including on our websites, in our games, or in multiplayer game lobbies. For example, if you associate your Company website account with a game console account, your in-game achievements may be displayed combining your website account name with your in-game achievements.
Some of our Online Services allow you to link your account to SNS services like Facebook and Twitter. Certain membership information may be transferred automatically to the Company when you link your Online Service membership with SNS account, such as your friends list. Some SNS services also give you the option to post information about the Online Services to their websites to share with others. If you choose to use these features, your actions are governed by the privacy policy of the company providing the feature. Please review each company's governing policies before using their services.
Some of our Online Services offer SNS features and Widgets, such as the Facebook "Like" button, Google + button, or the Share This button. These third-party SNS features may set a cookie to enable the Feature to function properly and may collect information about you when you use them, such as your IP address and which page you are visiting on our site. SNS features and Widgets are either hosted by a third party or hosted directly by our Online Services. Your interactions with these Features are governed by the privacy policy of the company providing the Feature. Please review each company's governing policies before using their services.
From time to time, the Company may employ vendors to perform services on the Company's behalf. These vendors provide internal support to the Company by operating some of the services we provide you such as contest entry collection and email services. Although these vendors, not the Company, may collect, use, or maintain the information in connection with the Online Services, the Company still requires that they adhere to the Company's stated privacy policies and that they not share your personal information with third parties or use the information for their own marketing purposes.

WITH WHOM DOES THE COMPANY SHARE MY PERSONAL INFORMATION?
The Company may also share your personal information with third parties as described in this Privacy Policy. The Company may share your personal information to fulfill a request you have made, such as signing up for an email list or requesting customer support. In the event we offer services or promotions where your personal information is separately collected and used according to the privacy policy of a third party, we will inform you of that at the time of collection and you may elect not to participate in the service or promotion. In addition, we may share aggregate information (not personal information) regarding Online Service usage statistics and user demographics with third parties, but this information will not include personal information.
We may share your personal information with third parties in connection with an investigation of fraud, intellectual property infringements, or other activity that is illegal or may expose you or us to legal liability, including as required by law enforcement or other government officials. We also may share your personal information with third parties when we have reason to believe that a disclosure is necessary to address potential or actual injury or interference with our rights, property, operations, users, or others who may be harmed or may suffer loss or damage, or when we believe that disclosure is necessary to protect our rights, investigate, or enforce our terms and conditions, combat fraud and/or comply with a judicial proceeding, court order, or legal process served on the Company. In addition, your personal information may be disclosed to a potential or actual successor or assign in connection with a proposed or consummated merger, acquisition, reorganization, bankruptcy, or other similar event involving all or a portion of the Company, the Company's customer information may be transferred to our successor or assign.
HOW YOU CAN CONTROL THE COLLECTION, USE, AND/OR DISPLAY OF DATA OR REVIEW AND CORRECT YOUR DATA
If you are a member of an Online Service, you may use that service’s account and privacy settings to personalize the collection, use and/or display of your data via that service.
If you do not want to receive certain communications such as newsletters or promotional offers, you may decline consent at the time your personal information is collected or later opt-out by using the methods listed below. In addition to the methods below, along with every communication sent to you, the Company gives you the opportunity to discontinue receiving future communications.
If for any reason you wish to unsubscribe to Rockstar Games mailing lists please log in to manage your account or use the unsubscribe links at the bottom of any Rockstar Games email message. To delete your Rockstar Games account, sign into your Social Club account, go to https://socialclub.rockstargames.com/profile/requestdeleteaccount.html, and follow the instructions on the page. If you are unable to log in to Social Club or you do not have access to your account, please email deleteaccount@RockstarGames.com from the same email account you used to join Social Club, include your Social Club nickname in the message and include “Delete Account” in the subject field.

If you do not want your gameplay information to publicly appear via the Rockstar Games Social Club, then you should visit www.rockstargames.com/socialclub/privacy/opt and follow the instructions to opt out of our gameplay information services by masking your user ID. Please note that, even if you opt out of participation in the Social Club, your gameplay information may still appear on certain gameplay boards including those hosted by third parties such as console manufacturers (including copies of those boards hosted on the Social Club) and the Company will continue to collect and store information regarding your usage of its games for internal purposes.
In addition to the above methods, if you wish to view, delete, or correct the personal information collected about you, you may also send an e-mail to privacypolicy@take2games.com, or write to us at Take-Two Interactive, Attn: Internet Privacy Policy Administrator, 622 Broadway, New York, New York 10012. Please indicate your country of residence in your correspondence.
Data Retention: We will retain your personal information for as long as your account is active or as needed to provide you services. If you wish to cancel your account or request that we no longer use your personal information to provide you services contact us as described above under "How You Can Control the Collection, Use, and/or Display of Data or Review Your Data." If your account is inactive for a period time it may be deleted. If information is changed or deleted, we may still retain some of your information in our files to resolve disputes, enforce our user agreement, administer our services, comply with technical and legal requirements, and/or other constraints related to the security, integrity, and operation of our Online Services.
In all cases for all Online Services, we will respond to your request for access to update, delete, or correct inaccuracies to your personal information within 30 days.
WHAT IS YOUR POLICY REGARDING LINKS TO OTHER SITES?
You should be aware that while you are on our websites you could be directed to other sites that are beyond our control. The fact that we link to a website is not an endorsement, authorization, or representation of our affiliation with that third party. Because we cannot guarantee that the privacy policies of these websites meet our high standards, we recommend reading the privacy policy of the website you link to before you submit any of your personal information
DO YOU COLLECT PERSONAL INFORMATION FROM CHILDREN UNDER 13?
The Company does not knowingly collect personal information from children under 13 years old. If we become aware that a child under 13 has submitted information to the Company, we delete this information immediately. We encourage parents to instruct their children to never give out their real names, addresses, or phone numbers, without permission, when using the Internet.
WHAT SAFEGUARDS ARE USED TO PROTECT MY PERSONAL INFORMATION?
To protect your personal information, the Company follows generally accepted industry standards and maintains reasonable safeguards to attempt to ensure the security, integrity, and privacy of the information you have provided. The Company has security measures in place designed to protect against the loss, misuse, and alteration of the information under our control. Personal information collected by the Company is stored in secure operating environments that are not available to the public (e.g., locked rooms). To prevent unauthorized electronic access to personal information, the Company maintains information collected online behind a firewall-protected server and uses SSL encryption for purchases made through our online store. However, no system can be 100% secure and human errors occur, so there is the possibility that there could be unauthorized access to your information. By using our services, you assume this risk.
Your California Privacy Rights
Since 2005, California Civil Code Section 1798.83 permits our customers who are California residents to request certain information regarding our disclosure of personal information to third parties for their direct marketing purposes. If this Privacy Policy states that any personal information may be shared with third parties for their direct marketing purposes, you may send inquiries regarding our disclosure policy to:
Take Two Interactive
Attn: Internet Privacy Policy Administrator
622 Broadway
New York, New York 10012
 privacypolicy@take2games.com

TRANSFER OF YOUR INFORMATION TO THE UNITED STATES AND OTHER COUNTRIES
All information collected or received by the Company in connection with the Online Services is collected in, processed in, or transferred to the United States of America and other countries. While your information is in another jurisdiction, it may be accessed by the courts, law enforcement, and national security authorities pursuant to the laws of those jurisdictions. By using our services, you expressly consent to such collection, transfer, and processing. Backup data, matchmaking data, and administrative data may also be stored on media or servers located in the United States of America and other countries.
OTHER COMPANY TERMS
Use of our services and products may be subject to other terms, conditions and disclosures prescribed by the Company, console manufacturers and/or other partners, including: (i) the Limited Software Warranty and License Agreement that accompanied the purchase of the game; (ii) terms of service, privacy policy, and code of conduct for our Online Services; (iii) other terms and disclosures which are made available to you by the Company; and (iv) the terms, conditions, and disclosures made available to you by third parties in connection with the use of their gaming consoles and/or Online Services. All such terms, conditions and disclosures are incorporated by reference into this Privacy Policy.
OTHER TERMS FOR THIRD PARTY PLATFORMS
You may be able to sign up for or access the Online Services through third-party platforms such as gaming consoles, mobile devices, other websites and social networking services. When you submit personal information to the Company via a third-party platform, your use of that platform is also governed by its terms of service, privacy policies and/or code of conduct. Please review each company's governing policies before using their services.
HOW DO I ASK A QUESTION OR FILE A COMPLAINT?
For all questions or complaints about this Privacy Policy, contact our Privacy Policy Administrator at 646-536-2842; via email at privacypolicy@take2games.com; or, by regular mail at Take-Two Interactive, Attn: Internet Privacy Policy Administrator, 622 Broadway, New York, New York 10012. If you are a Rockstar Games Online Services user located in the European Union, please indicate that in your email, letter, or phone call.